As filed with the Securities and Exchange Commission on December 18, 2023

Registration No. 333-275940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cazoo Group Ltd

(Exact Name of Registrant as specified in its charter)

Cayman Islands	5500	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

40 Churchway
London, NW1 1LW, United Kingdom
+44 20 3901 3488

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
(302) 738-6680
(Name, address and telephone number of agent for service)

Copies to:

Valerie Ford Jacob, Esq.

Michael Levitt, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

(212) 277-4000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling securityholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 18, 2023

PRELIMINARY PROSPECTUS

Cazoo Group Ltd

Secondary Offering of
4,499,721 Class A Ordinary Shares

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus or their permitted transferees (collectively, the “selling securityholders”) of up to 4,499,721 of the Company’s Class A ordinary shares, par value $0.20 per share (“Class A ordinary shares” and the Class A ordinary shares registered hereby, the “New Shares”), issued in connection with the consummation of the Exchange Offer (as defined herein). This prospectus covers any additional securities that may become issuable by reason of share splits, share dividends and other events described therein.

We are registering the offer and sale of these securities to satisfy certain registration rights we have granted. The selling securityholders may offer all or part of the securities for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. These securities are being registered to permit the selling securityholders to sell securities from time to time, in amounts, at prices and on terms determined at the time of offering. The selling securityholders may sell or distribute these securities through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” herein. In connection with any sales of the securities offered hereunder, the selling securityholders and any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). If the securities are sold through underwriters or broker-dealers, the selling securityholder will be responsible for paying any underwriting discounts or commissions or agent’s commissions. We will pay certain expenses associated with the registration of the securities covered by this prospectus, as described in the section entitled “Plan of Distribution.”

We are registering these securities for resale by the selling securityholders named in this prospectus, or their transferees, pledgees, distributees, donees, assignees or other successors-in-interest that receive any of the shares as a gift, distribution, or other non-sale related transfer. All of the securities offered by the selling securityholders pursuant to this prospectus will be sold by the selling securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

Our Class A ordinary shares are currently listed on the New York Stock Exchange under the symbol “CZOO.” On December 15, 2023, the last reported sale price of our Class A ordinary shares as reported on the New York Stock Exchange was $12.15 per Class A ordinary share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are a “foreign private issuer” and report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies.

Our principal executive offices are located at 40 Churchway, London, NW1 1LW, United Kingdom.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 6 of this prospectus and the other information included or incorporated by reference in the prospectus and any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                 , 2023

i

FREQUENTLY USED TERMS

Unless otherwise indicated and unless the context otherwise requires, “we,” “us,” “our,” “Cazoo” or the “Company” refer to Cazoo Group Ltd, a Cayman Islands exempted company, and its subsidiaries.

Unless otherwise stated in this prospectus, reference to:

●	“Ajax” means Ajax I, a Cayman Islands exempted company.

●	“Annual Report” means the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023.

●	“Articles” means the amended and restated memorandum and articles of association of the Company.

●	“Articles Amendment” means the amendments to the Articles such that (1) holder(s) of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall have the right by vote or written consent or direction to the Company to remove directors with or without cause and to appoint any person to fill any director positions that remain unfilled by like means; provided that the director appointed by the board of directors in existence prior to the consummation of the Transactions (or his or her designee) may not be removed without cause during their initial term, (2) a director may be removed from office for cause by the other directors then appointed numbering at least a majority and (3) holder(s) of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall have the ability to convene a general meeting of the Company.

●	“Board” means the board of directors of the Company.

●	“Brexit” means the United Kingdom (“UK”) leaving the European Union (“EU”).

●	“Business Combination” means the completion of Cazoo’s business combination with Ajax I on August 26, 2021 pursuant to the Business Combination Agreement.

●	“Business Combination Agreement” means the Business Combination Agreement, dated as of March 29, 2021, as amended by the First Amendment thereto, dated as of May 14, 2021, by and among Ajax I, Capri Listco and Cazoo.

●	“Business Realignment Plan” means the plan announced by the Company on June 7, 2022 which was designed to de-risk the Company’s path to profitability and to maximize the Company’s liquidity.

●	“Class A ordinary shares” means the Cazoo Class A ordinary shares, par value $0.20.

●	“Class B Shares” means the Cazoo Class B ordinary shares, par value $0.20

●	“Class C Shares” means the Cazoo Class C ordinary shares, par value $0.20.

●	“Closing Date” means December 6, 2023.

●	“Code” means the United States Internal Revenue Code of 1986, as amended.

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

●	“Consenting Equityholders” means the holders of the Class A ordinary shares who are party to the Transaction Support Agreement.

●	“Consenting Noteholders” means the holders of the Convertible Notes who are party to the Transaction Support Agreement.

●	“Consenting Stakeholders” means the Consenting Equityholders and the Consenting Noteholders.

●	“Convertible Notes” means $630 million aggregate principal amount of the Company’s 2.00% Convertible Senior Notes due 2027, which were cancelled on the Closing Date.

●	“De-SPAC Transactions” means the transactions contemplated by the Business Combination Agreement.

●	“DTC” means the Depository Trust Company.

●	“Equiniti” means Equiniti Trust Company, the Company’s transfer agent.

●	“EU” means the European Union.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“Exchange Offer” means the offer to exchange $630 million principal amount of the Convertible Notes for the New Notes and the New Shares, which was consummated on the Closing Date.

●	“Existing Shareholders” means the holders of Class A ordinary shares immediately prior to the Closing Date but after giving effect to the Reverse Stock Split.

●	“Existing Warrants” means the warrants issued pursuant to the Existing Warrant Agreement.

●	“Existing Warrant Agreement” means that certain Warrant Agreement, dated as of October 27, 2020, between Ajax and Continental, as amended by the Amendment to and Assignment of Warrant Agreement, dated as of August 23, 2021, by and among Ajax, the Company, Continental and Equiniti, with respect to the Existing Warrants.

●	“Farallon” means certain funds, accounts and entities managed or advised by Farallon Capital Management, L.L.C.

●	“FCA” means the UK Financial Conduct Authority and any successor authority thereto.

●	“GAAP” means United States generally accepted accounting principles, consistently applied.

●	“HP” means hire purchase plans.

●	“IFRS” means the International Financial Reporting Standards, as issued by the IASB.

●	“Incentive Equity Plan” means the incentive equity plan pursuant to which directors, employees and consultants of Cazoo and its affiliates may receive equity and equity-based incentive awards.

●	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

●	“New Notes” means $200 million aggregate principal amount of the Company’s senior secured notes due 2027, which were issued on the Closing Date.

●	“New Notes Indenture” means the indenture, dated as of the Closing Date, by and between Cazoo Group Ltd, the guarantors named therein, U.S. Bank Trust Company, National Association, as trustee, and GLAS Specialist Services Limited, as security agent, regarding the New Notes.

●	“New Registration Rights Agreement” means the registration rights agreement, dated as of the Closing Date, by and between the Company, the Consenting Noteholders and the other parties thereto.

●	“New Shares” means the Class A ordinary shares issued in connection with the Exchange Offer on the Closing Date.

●	“New Tranche 1 Warrants” means the first tranche of the New Warrants, which will become exercisable upon the Company achieving an equity value of $525 million.

●	“New Tranche 2 Warrants” means the second tranche of the New Warrants, which will become exercisable upon the Company achieving an equity value of $1.025 billion.

●	“New Tranche 3 Warrants” means the third tranche of the New Warrants, which will become exercisable upon the Company achieving an equity value of $1.5 billion.

●	“New Warrants” means, collectively, the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants issued pursuant to the New Warrant Agreements.

●	“New Warrant Agreements” means the warrant agreements, each dated as of the Closing Date, by and between Cazoo and Equiniti Trust Company, LLC, as warrant agent, with respect to the New Warrants.

●	“NYSE” means the New York Stock Exchange.

●	“NYSE Manual” means the Listed Company Manual of the NYSE, as amended.

●	“OEMs” means original equipment manufacturers.

●	“Ordinary Shares” means the Class A ordinary shares together with the Class B Shares and the Class C Shares.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“Registration Rights Agreement” means the Registration Rights Agreement dated as of February 16, 2022 by and between the Company and the holders named therein.

●	“Reverse Stock Split” means the consolidation of every 100 shares in the capital of Cazoo with a par value of $0.002 each in Cazoo’s issued and unissued share capital into one share with a par value of $0.20, implemented prior to the Closing Date, on December 5, 2023.

●	“Revised 2023 Plan” means the plan announced by the Company on January 18, 2023 aimed at improving the unit economics of the business.

●	“Revised Business Plans” means the Business Realignment Plan, the winddown of operations in Europe and the Revised 2023 Plan.

●	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

●	“SEC” means the United States Securities and Exchange Commission.

●	“Securities Act” means the United States Securities Act of 1933, as amended.

●	“Share Increase” means the increase to the Company’s authorized share capital approved by the Company’s shareholders at the Company’s extraordinary general meeting on November 21, 2023, implemented prior to the Closing Date, on December 5, 2023 immediately following the Reverse Stock Split.

●	“Shareholder Approval” means the approval by Cazoo shareholders at the extraordinary general meeting of Cazoo’s shareholders held on November 21, 2023 of (1) the Transactions proposal (at least 66 2/3% of the Class A ordinary shares present or represented by proxy at the extraordinary general meeting in respect of which the votes are cast), (2) the Reverse Stock Split proposal (more than 50% of the Class A ordinary shares present or represented by proxy at the extraordinary general meeting in respect of which the votes are cast), (3) the Share Increase proposal (more than 50% of the Class A ordinary shares present or represented by proxy at the extraordinary general meeting in respect of which the votes are cast) and (4) the Articles Amendment proposal (at least 66 2/3% of the Class A ordinary shares present or represented by proxy at the extraordinary general meeting in respect of which the votes are cast).

●	“Steering Committee” means, together, Viking and Farallon.

●	“Transactions” means, collectively, (i) the Exchange Offer, (ii) the issuance of the New Warrants to the Existing Shareholders, including the registration of the New Warrants, (iii) the replacement of the Board with a new seven-member board of directors, six of whom were or may be chosen by the holders of our Convertible Notes and one of whom was chosen by the Company’s board of directors in existence prior to the consummation of the Transactions, (iv) the Reverse Stock Split, (v) the Share Increase, (vi) the Articles Amendment and (vii) seeking the approval of our shareholders at the extraordinary general meeting of (a) the Exchange Offer, (b) the issuance of the New Warrants, (c) the replacement of the Board with a new seven member board of directors, (d) the Reverse Stock Split, (e) the Share Increase, (f) the Articles Amendment and (g) the Transaction Support Agreement and the transactions contemplated by the Transaction Support Agreement.(1)

●	“Transaction Support Agreement” means that certain Transaction Support Agreement (together with all the exhibits, annexes and schedules thereto), dated as of September 20, 2023 and amended on November 3, 2023, by and among the Company and certain subsidiaries thereof, the Consenting Noteholders and the Consenting Equityholders.

●	“UK” means the United Kingdom.

●	“UK DPA” means the United Kingdom’s Data Protection Act 2018.

●	“UK GDPR” means the UK General Data Protection Regulation as defined by the UK DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019.

●	“Viking” means Viking Global Investors LP, on behalf of certain funds, accounts and entities.

●	“Warrants” means, together, the Existing Warrants and the New Warrants.

v

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and in the documents incorporated by reference herein. This summary does not contain all of the information you should consider before investing in our securities. Before making an investment decision, you should read this entire prospectus carefully, especially “Risk Factors” and our audited financial statements and related notes thereto, and the documents incorporated by reference herein. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” for more information.

Overview

Cazoo is a UK online used car retailer. Cazoo was founded with a mission to transform the car buying and selling experience across the UK by providing better selection, transparency, and convenience. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell and finance a car entirely online on our platform for delivery or collection. Since our launch in the UK in December 2019, we have sold almost 150,000 cars to Retail customers across the UK as of December 3, 2023.

We have an established brand, a market leading platform, a talented team whose experience spans the e-commerce and automotive industries, and an end-to-end in-house infrastructure in the UK. Our Cazoo brand enjoys a strong brand identity, and we achieved national brand awareness of 58% among consumers in the UK who have used or are using online services beyond grocery shopping, based on a July 2023 engagement survey. As of September 22, 2023, we are a team of approximately 1,200 employees across the UK.

We are a highly data-driven company and use our proprietary data and algorithms both to purchase vehicles and to price them for sale. Our end-to-end digital platform offers customers in the UK a choice of used vehicles of different makes and models for acquisition, and also offer an opportunity for customers to sell their car without an obligation to buy a car from us. Other options available to the customer include part-exchanging their current vehicle as a form of partial payment for a Cazoo car, as well as options to finance a car purchase and add ancillary products. Our customer proposition continues to evolve over time as we adjust to the market backdrop and needs of the customer.

Our end-to-end in-house infrastructure includes seven Cazoo Customer Centers, three retail vehicle preparation centers and one wholesale vehicle preparation center, one dedicated Customer service center to handle customer queries and an office in the UK. The three retail preparation centers provide us with the potential to recondition just over 85,000 cars per year. We have retained Cazoo Customer Centers in the most geographically optimal locations in the UK in order to maximize the number of customers who can come to a center to pick up their car and to make our logistics network, which included 190 car transporters as of June 30, 2023, more efficient. We store, distribute, and hand over cars for collection or delivery at these centers.

Our focus is on the UK market, which consists of approximately seven million used car transactions annually, worth approximately £100 billion. The UK used car retail market is fragmented and highly competitive with respect to price, quality, service, location and vehicle offering. As of March 2023, there were approximately 13,000 used vehicle dealers in the UK. No dealership in the UK has a share of the market greater than 4%. The majority of dealerships are traditional brick-and-mortar firms, while a few are developing a hybrid model. There are only a few players in the market who currently offer a fully digital journey to buy and/or sell a car in the UK. We stand out as a leading independent player with a comprehensive physical infrastructure (in-house vehicle preparation, Cazoo Customer Centers and Cazoo logistics) that is behind our completely online proposal to buy and/or sell a used car including options to finance the purchase and add ancillary products, again all entirely online.

We launched in December 2019 and rapidly grew in the first three years driven by the appeal to customers of our fully online proposition. We listed on the NYSE in August 2021 and in February 2022, we issued and sold, via a private placement, $630 million in aggregate principal amount of 2.00% Convertible Senior Notes due 2027. We expanded rapidly through a number of acquisitions of complementary assets, businesses and technologies in 2021 and 2022. We acquired two vehicle reconditioning businesses in the UK in 2021, which allowed us to bring vehicle reconditioning activities fully in-house the same year. We opened our Cazoo Customer Centers and a customer services center. We expanded across Europe, in France, Germany, Spain and Italy, in retail and car subscription services through a number of acquisitions. We launched a channel to buy used cars directly from our customers. We acquired a third-party data platform to enhance our data team and capabilities.

In 2022, we generated revenues of £1.25 billion, up 91% year-on-year, on unit sales of 85,035 (up 72% year-on-year) of which retail was 65,366 cars (up 88% year-on-year) and wholesale was 19,669 vehicles (up 33% year-on-year). We achieved close to 1% market share of the UK used car market. Given the change in economic climate and the reduced availability of capital, in June 2022, we launched a business realignment plan to right-size the business, which also included the winddown of our subscription services across all markets, and in September 2022 we announced that we would be exiting our European operations which still required significant capital to expand.

In early 2023, with inflation and interest rates continuing to climb, we made a further strategic decision to pivot from fast growth to focus on unit economics, optimization of our operational footprint and preservation of our cash balance. To that end, we announced restructuring changes in January 2023.

We delivered significant progress against this plan in the first six months of 2023. We consolidated Cazoo Customer Centers from 21 down to 7, Cazoo vehicle preparation centers were reduced from eight down to three vehicle preparation centers for refurbishment of retail cars plus one center for wholesale vehicle preparation, and we reduced our transporter fleet size from over 250 in 2022 to 190 as of June 30, 2023. Our headcount was reduced from 3,226 employees as of December 31, 2022 to approximately 1,200 employees as of September 22, 2023.

Importantly, we improved Retail GPU (retail gross profit per unit) from £596 in the fourth quarter of 2022 to £980 in the first quarter of 2023 and £1,290 in the second quarter of 2023. In line with our re-set expectations, our revenue for the six months ended June 30, 2023, at £419 million, declined on fewer units sold, while our gross profit for the six months ended June 30, 2023 improved to £23 million with gross margin increasing to 5.4% from 1.0% in the comparable period of 2022. Our loss for the six months ended June 30, 2023 decreased to £(151) million for continued operations compared to £(201) million in the comparable period of 2022. Our Adjusted EBITDA for the six months ended June 30, 2023 halved to £(70) million from £(142) million in the comparable period as we delivered improved unit economics and cut marketing, selling and distribution, and administrative costs through the restructuring changes.

As of June 30, 2023, our cash balance was strong and better than our expectations due to lower restructuring spend as well as lower EU exit costs and amounted to £195 million of cash and cash equivalents with a further approximately £35 million of self-financed inventory.

Since the announcement of our restructuring plan in January 2023 our results demonstrate sustained improvement in Retail GPU, on-target fixed and variable cost reduction and improved Adjusted EBITDA and net cash flow from operating activities. The cost savings targeted in the restructuring started to come through towards the end of the first quarter of 2023 and became more pronounced in the second quarter of 2023. We believe that this progress allows us to lay the foundations for profitable growth in the future.

The Transactions

On December 6, 2023, the Company consummated a series of transactions pursuant to the Transaction Support Agreement, dated as of September 20, 2023, among the Company, certain of its subsidiaries and certain of its debt and equity holders, aimed at improving the Company’s capital structure, reducing the Company’s debt and establishing a platform for future profitability. These transactions included (collectively, and together with the Shareholder Approval (defined below), the “Transactions”):

(i)	the Exchange Offer, consummated on December 6, 2023, in which the holders of the Convertible Notes exchanged 100% of the outstanding principal amount of the Convertible Notes (including any accrued and unpaid interest up to but not including the settlement date) for their pro rata portion of (1) $200 million aggregate principal amount of New Notes and (2) Class A ordinary shares such that, immediately following the consummation of the Exchange Offer, the holders of the Convertible Notes held 92.0% of the Company’s outstanding Class A ordinary shares;

(ii)	the issuance of three tranches of New Warrants to the Existing Shareholders based on the aggregate amount of Class A ordinary shares held by each such shareholder as of the Closing Date, including the registration of the New Warrants and the Class A ordinary shares issuable upon exercise of the New Warrants;

(iii)	the replacement of the existing Board with a new seven-member board of directors, six of whom were or may be chosen by the holders of the Convertible Notes and one of whom was or may be chosen by the Company’s board of directors in existence prior to the consummation of the Transactions;

(iv)	the Reverse Stock Split, in which every 100 shares in the capital of Cazoo with a par value of $0.002 each were consolidated into one share with a par value of $0.20 par value;

(v)	the Share Increase; and

(vi)	The amendments to the Articles, approved at the extraordinary general meeting of Cazoo’s shareholders on November 21, 2023, such that (1) holder(s) of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall have the right by vote or written consent or direction to the Company to remove directors with or without cause and to appoint any person to fill any director positions that remain unfilled by like means; provided that the director appointed by the Company’s board of directors in existence prior to the consummation of the Transactions (or his or her designee) may not be removed without cause prior to the third annual general meeting of the Company following the Closing Date, (2) a director may be removed from office for cause by the other directors then appointed numbering at least a majority and (3) holder(s) of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall have the ability to convene a general meeting of the Company (the “Articles Amendment”).

In connection with the Transactions, the Company obtained the approval of our shareholders at an extraordinary general meeting on November 21, 2023 of (t) the Exchange Offer, (u) the issuance of the New Warrants, (v) the replacement of the Board with a new seven member board of directors, (w) the Reverse Stock Split, (x) the Share Increase, (y) the Articles Amendment and (z) the Transaction Support Agreement and the transactions contemplated by the Transaction Support Agreement (the “Shareholder Approval”).

Foreign Private Issuer Status

We are currently a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a foreign private issuer, we are subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. In addition, we are generally permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of the NYSE applicable to U.S. domestic companies. For example, we are not required to have a majority of the Board consisting of independent directors nor a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. We may continue to follow our home country’s corporate governance practices as long as we remain a foreign private issuer. As a result, you may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to the NYSE corporate governance requirements applicable to U.S. domestic companies.

Whether or not we remain a foreign private issuer will be evaluated on June 30 of each year. We will lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we are not a foreign private issuer on June 30 of any year, we will be required to file reports with the SEC as a domestic U.S. registrant beginning on January 1 of the following year, including preparation of financial statements audited in accordance with U.S. GAAP and filing reports on Form 10-K, Form 10-Q and Form 8-K. There is no assurance that as of June 30, 2024, we will still be a foreign private issuer.

NYSE Listing

Our Class A ordinary shares are currently listed on the New York Stock Exchange.

On September 19, 2023, we received a written notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01B of the NYSE Listed Company Manual, as amended (the “NYSE Manual”) because our average global market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, our last reported shareholders’ equity was less than $50 million. We have submitted a plan to the NYSE to cure the deficiency.

On September 28, 2023, we received a written notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Manual because the average closing price of our Class A ordinary shares over a consecutive 30 trading-day period was less than $1.00. We have implemented the Reverse Stock Split to cure the minimum average closing price deficiency. On December 6, 2023, the last reported sale price of our Class A ordinary shares as reported on the New York Stock Exchange was $34.00 per Class A ordinary share.

There can be no assurance that (i) our Class A ordinary shares will remain above the minimum $1.00 average closing price going forward or (ii) the NYSE will favorably determine that we have made a reasonable demonstration of an ability to conform with the relevant standards, or that our plan will be successful and enable us to retain compliance. In addition, even if the aforementioned efforts are successful, our average global market capitalization over a consecutive 30 trading-day period could fall below $15 million despite consummation of the Transactions, which would result in an automatic suspension of our listing, subject to the Company’s ability to appeal such suspension.

Summary Risk Factors

Investing in our Class A ordinary shares entails a high degree of risk as more fully described in the “Risk Factors” section of this prospectus beginning on page 6 and in our Report on Form 6-K filed with the SEC on December 18, 2023. You should carefully consider such risks before deciding to invest in our Class A ordinary shares.

Corporate Information

Cazoo Group Ltd was incorporated under the laws of the Cayman Islands as an exempted company on March 24, 2021 and became a public company on August 26, 2021.

Cazoo’s registered office is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our principal executive office is located at 40 Churchway, London, NW1 1LW, United Kingdom, and our telephone number is +44 20 3901 3488. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, DE 19711.

Our principal website address is www.cazoo.co.uk. The information contained on our website does not form a part of, and is not incorporated by reference into, this prospectus.

SUMMARY TERMS OF THE OFFERING

The summary below describes the principal terms of this offering. The “Description of Securities” section of this prospectus contains a more detailed description of our Class A ordinary shares.

Class A ordinary shares that may be offered from time to time by the selling securityholders	Up to 4,499,721 Class A ordinary shares.
Offering prices	The securities offered by this prospectus may be offered and sold at prevailing market prices, privately negotiated prices or such other prices as the selling securityholders may determine. See “Plan of Distribution.”
Dividend policy	We have not paid any cash dividends on our Class A ordinary shares to date and do not intend to pay cash dividends for the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition, as well as our compliance with the covenants set forth in the New Notes Indenture. The payment of any cash dividends will be within the discretion of our Board at such time. See “Dividend Policy.”
Use of Proceeds	All of the Class A ordinary shares offered by the selling securityholders pursuant to this prospectus will be sold by the selling securityholders for their respective accounts. We will not receive any of the proceeds from these sales.
Market for our Class A ordinary shares	Our Class A ordinary shares are listed on the NYSE under the symbol “CZOO.”

RISK FACTORS

An investment in our securities carries a significant degree of risk. Before you decide to purchase our securities, you should carefully consider all risk factors set forth in the applicable prospectus supplement and the documents incorporated by reference in this prospectus, including the factors discussed under the heading “Risk Factors” in our Report on Form 6-K filed with the SEC on December 18, 2023, or any updates in our reports on Form 6-K, which may be amended, supplemented or superseded from time to time by our subsequent filings under the Exchange Act with the SEC in the future or by information in the applicable prospectus supplement. See “Documents Incorporated by Reference.” These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to our business, financial condition and prospects. You should carefully consider the risk factors in the documents referred to above in addition to the other information included in this prospectus, including matters addressed in the section entitled “Forward-Looking Statements.” We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. The risk factors should be read in conjunction with our financial statements and notes to the financial statements incorporated by reference herein. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading prices of our securities could decline and you could lose part or all of your investment.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and the documents incorporated by reference herein constitute forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “forecast,” “will,” “expect,” “budget,” “contemplate,” “believe,” “estimate,” “continue,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. You should read statements that contain these words carefully because they:

●	discuss future expectations;

●	contain projections of future results of operations or financial condition; or

●	state other “forward-looking” information.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

●	our ability to raise additional capital before the beginning of the second half of 2024 in order to satisfy our liquidity needs on terms acceptable to us or at all;

●	our ability to achieve the expected benefits from the Transactions contemplated by the Transaction Support Agreement;

●	our ability to successfully engage in strategic transactions including mergers, acquisitions, joint ventures, partnerships and other equity and debt investments;

●	our ability to implement and obtain the expected benefits from our business plans and other cost-saving initiatives;

●	the risk that our board of directors may take actions with which you disagree;

●	prospects for reaching and maintaining profitability and positive cash flow in the future;

●	global inflation and cost increases for labor, fuel, materials and services;

●	geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending;

●	having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently;

●	availability of credit for vehicle and other financing and the affordability of interest rates;

●	increasing Cazoo’s service offerings and price optimization;

●	effectively promoting Cazoo’s brand and increasing brand awareness;

●	expanding Cazoo’s product offerings and introducing additional products and services;

●	enhancing future operating and financial results;

●	achieving our long-term growth goals;

●	acquiring and protecting intellectual property;

●	attracting, training and retaining key personnel;

●	complying with laws and regulations applicable to Cazoo’s business;

●	the volatility of the trading price of our Class A ordinary shares, which may increase as a result of the issuance of additional Class A ordinary shares and warrants pursuant to the Transaction Support Agreement;

●	our inability to comply with the restrictive debt covenants, including the liquidity covenant, contained in the New Notes Indenture;

●	Cazoo’s ability to regain compliance with the continued listing standards of the NYSE as set forth in Section 802.01B and Rule 802.01C of the NYSE Manual within the applicable cure period;

●	Cazoo’s ability to continue to comply with applicable listing standards of the NYSE; and

●	the risk that Cazoo may cease to be a listed company or an SEC-reporting company in the future.

These and other factors are more fully discussed in the “Risk Factors” section and elsewhere in this prospectus and the documents incorporated by reference herein. These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in this prospectus.

All forward-looking statements included herein or in the documents incorporated by reference herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

All of the securities offered by the selling securityholders pursuant to this prospectus will be sold by the selling securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization and indebtedness as of June 30, 2023 and does not give effect to (a) the consummation of the Exchange Offer on December 6, 2023, (b) implementation of the Reverse Stock Split and the Share Increase effective on December 5, 2023 and (c) the issuance of the New Warrants in connection with the Transactions. The table does not give effect to any proceeds that may be received by us in connection with any exercise of the New Warrants issued in connection with the Transactions. The data in the table is derived from, and should be read in conjunction with, our unaudited consolidated statement of financial position as of June 30, 2023, included elsewhere in this prospectus and the documents incorporated by reference herein. The Company is in the process of determining accounting fair value for the New Warrants.

As of June 30, 2023
(£ in thousands)

Third party debt:
Secured asset financing(1)	3,362
Subscription facility(2)	746
Stocking loan facilities(3)	82,368
Convertible Notes(4)	276,417
Convertible Notes embedded derivative(4)	78,978
Warrants(5)	16
Total third-party debt	441,887

Total cash and cash equivalents and restricted cash	194,578

Share capital(6)	55
Share premium(6)	925,637
Merger reserve	420,834
Retained earnings	(1,427,344)
Foreign currency translation reserve	2,885
Total equity	(77,933)

(1)	Secured and unguaranteed.

(2)	Secured and unguaranteed.

(3)	All of our stocking loan facilities are secured. Of the aggregate £82.4 million outstanding under our stocking loan facilities as of June 30, 2023, £78.0 million was outstanding under guaranteed facilities.

(4)	The Convertible Notes are not secured by any of our assets and are not guaranteed by any of our subsidiaries. On December 6, 2023, the Company consummated the Exchange Offer and as a result the Convertible Notes were tendered by holders in exchange for approximately $200 million of New Notes and approximately 4,499,721 Class A ordinary shares. The Convertible Notes were cancelled in full as part of the Exchange Offer. The New Notes will be senior secured obligations of the Company, guaranteed by all of the Company’s subsidiaries organized in the United Kingdom (subject to customary exceptions and limitations) and, subject to a materiality threshold and guarantor coverage test, will be guaranteed by other subsidiaries of the Company and secured by a fixed charge over the shares in each such guarantor, the bank accounts (subject to customary exceptions) of such guarantors and an assignment of all intragroup receivables owing to such guarantors, as well as a floating charge over certain of the assets of such guarantors (subject to customary exclusions and limitations, including agreed security principles).

(5)	Reflects the Existing Warrants only. In connection with the Transactions, which were consummated on December 6, 2023, the Company is in the process of issuing three tranches of New Warrants. The first tranche of New Warrants is exercisable for up to 425,305 Class A ordinary shares at an initial exercise price of $98.75 per share (subject to adjustment), but only become exercisable in the event the Company’s market capitalization has reached $525 million. The second tranche of New Warrants is exercisable for up to 465,810 Class A ordinary shares at an initial exercise price of $176.04 per share (subject to adjustment), but only become exercisable in the event the Company’s market capitalization has reached $1.025 billion. The third tranche of New Warrants is exercisable for up to 514,843 Class A ordinary shares (subject to adjustment) at an initial exercise price of $233.08 per share (subject to adjustment), but only become exercisable in the event the Company’s market capitalization has reached $1.5 billion. See “Description of Securities” for more information regarding the New Warrants.

(6)	The effect of the Company’s Reverse Stock Split and Share Increase are not reflected. In addition, the Company’s issuance of 4,499,721 Class A ordinary shares in connection with the Exchange Offer on December 6, 2023 is not reflected.

DIVIDEND POLICY

We have not paid any cash dividends on our Class A ordinary shares to date and do not intend to pay cash dividends for the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements, contractual limitations (including as may be set forth in the New Notes Indenture), market conditions and our general financial condition. The payment of any cash dividends will be within the discretion of our board of directors at such time.

DESCRIPTION OF SECURITIES

The following description of the material terms of our share capital includes a summary of specified provisions of our Articles. These descriptions are not complete and are qualified in their entirety by reference to the Articles, which are attached as exhibits to the registration statement of which this prospectus forms a part.

Cazoo is a Cayman Islands exempted company and our affairs are governed by the Articles, the Companies Act and the common law of the Cayman Islands. Pursuant to the Articles, the Company’s authorized share capital as of the date of this prospectus is US$22,105,000 divided into 100,000,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each (such Class A ordinary shares, Class B ordinary shares and Class C ordinary shares collectively, the “Ordinary Shares”) and 10,000,000 preference shares with a par value of US$0.20 each.

As of the date of this prospectus, after giving effect to the Reverse Stock Split and subject to change as a result of related rounding, we expect to have approximately 4,891,002 Class A ordinary shares issued and outstanding, and we had no Class B ordinary shares, Class C ordinary shares, or preference shares outstanding.

Class A Ordinary Shares

Holders of Class A ordinary shares are entitled to one vote for each share held of record on all matters to be voted on by members. There is no cumulative voting with respect to the election of directors.

Preference Shares

The Company’s Board is authorized to issue preference shares from time to time in one or more series without member approval. The Company’s Board has discretion under the Articles to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of our authorized but unissued undesignated shares, and the Board may issue those shares in series of preference shares, without any further member approval. The rights with respect to a series of preference shares may be greater than the rights attached to the Ordinary Shares. It is not possible to state the actual effect of the issuance of any preference shares on the rights of holders of Ordinary Shares until the Company’s Board determines the specific rights attached to any preference shares so issued. The effect of issuing preference shares could include, among other things, one or more of the following:

●	restricting dividends in respect of the Ordinary Shares;

●	diluting the voting power of the Ordinary Shares or providing that holders of preference shares have the right to vote on matters as a class;

●	impairing the liquidation rights of the Ordinary Shares; or

●	delaying or preventing a change of control of Cazoo.

As of June 30, 2023, there were no preference shares outstanding, and we have no present plans to designate the rights of or to issue any preference shares.

Dividend Rights

Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the Board.

Variation of Rights

Under the Articles, if the share capital is divided into more than one class of shares, the rights attached to any such class may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the Company’s Board not to have a material and adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Transfer of Shares

Members may transfer all or any of the member’s Class A ordinary shares in compliance with the rules and regulations of the NYSE, the SEC and any other competent regulatory authority or as permitted by applicable law.

The Company’s Board may in its absolute discretion decline to register a transfer of Ordinary Shares which are not fully paid up or on which the Company has a lien or issued under any share incentive scheme for employees upon which a transfer restriction imposed still exists. The Company’s Board may, but is not required to, decline to register a transfer of any Class A ordinary shares unless certain requirements are met.

Any attempted transfer that is not a permitted transfer as described above will be null and void.

Liquidation

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Class A ordinary shares will be entitled to participate in any assets available for distribution in proportion to their shareholdings.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Articles permit indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default, as determined by a court of competent jurisdiction in a final non-appealable order. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in the Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain Anti-Takeover Provisions in the Articles

Certain provisions in the Articles may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a member might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the Class A ordinary shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with the Company’s Board.

Class A Ordinary Shares

The authorized but unissued Class A ordinary shares will be available for future issuance by the Company’s Board on such terms as the Board may determine, subject to any limitations in the Articles. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued Class A ordinary shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger, amalgamation, scheme of arrangement or otherwise.

Preference Shares

Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. If the Company’s Board decides to issue these preference shares, the price of Class A ordinary shares may fall and the voting and other rights of the holders of Class A ordinary shares may be materially adversely affected. Pursuant to the Articles, preference shares may be issued by us from time to time, and the Company’s Board is authorized (without any requirement for further member action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attaching to those shares (and any further undesignated shares which may be authorized by our members).

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Articles for a proper purpose and for what they believe in good faith to be in the best interests of the Company.

Classified Board

The Board is currently comprised of seven directors. The Articles currently provide that, subject to the right of holders of any series of preference shares, the board of directors is divided into three classes of directors, as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual general meeting. As a result, approximately one-third of the board of directors will be elected each year.

The classification of directors has the effect of making it more difficult for members to change the composition of the board of directors. The Articles provide for a board of directors comprised of between five and nine directors, but in accordance with the Articles, the Company may by ordinary resolution increase or reduce the upper and lower limits of the number of directors.

Unanimous Action by Written Consent

The Articles provide that members may approve and pass resolutions by way of a unanimous written resolution signed by or on behalf of each member who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Amendment of Governing Documents

As permitted by Cayman Islands law, the Articles may only be amended by a special resolution passed by the Company’s members.

Member Proposals and Director Nominations

A special meeting may be called by the Board or any other person authorized to do so in the Articles, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. The Articles permit the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares to call a general meeting, with such general meeting convened in the same manner as nearly as possible as that in which general meetings are to be convened by the Board or the chairperson of the Board.

The Articles provide for the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares may by vote or written consent or direction be entitled to remove any director and to appoint any person to fill any director positions that remain unfilled by like means (and the holder(s) representing a majority of such then outstanding Class A ordinary shares may override the action of the directors to fill any vacancy); provided that, the director nominated by the Company’s board of directors in existence prior to the consummation of the Transactions may not be removed without cause prior to the third annual general meeting of the Company following the Closing Date.

The New Investor Rights Agreement provides that Viking individually has the right to nominate four directors and Farallon individually has the right to nominate two directors.

General Meetings

The Companies Act does not provide members with rights to requisition a general meeting and does not provide members with any right to put any proposal before a general meeting. The Articles permit the Company’s board of directors or the chairperson of the board of directors to call general meetings. The Articles also provide that members holding a majority of the then outstanding Class A ordinary shares will be able to call a general meeting.

Cumulative Voting

Cumulative voting potentially facilitates the representation of minority members on a board since it permits the minority member to cast all the votes to which the member is entitled on a single director, which increases the member’s voting power with respect to electing such director. As permitted under Cayman Islands law, the Articles do not provide for cumulative voting.

Transactions with Interested Members

Cayman Islands law does not have a statute that prohibits certain business combinations with an interested member. However, although Cayman Islands law does not regulate transactions between a company and its significant members, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority members. Any merger or consolidation of the Company with one or more constituent companies shall require the approval of a special resolution (66 2/3% of members at a general meeting where there is a quorum).

Dissolution; Winding Up

Under Cayman Islands law, Cazoo may be wound up by either an order of the courts of the Cayman Islands following the filing with the court of a winding up petition presented by the company, one or more creditors or shareholders, a combination of these or voluntarily by a special resolution passed by its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Articles, if the Company is wound up, the liquidator may distribute the assets available for distribution amongst the members in proportion to the par value of the Class A ordinary shares held by them at the commencement of the winding up subject to a deduction from those Class A ordinary shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

Rights of Non-Resident or Foreign Members

There are no limitations imposed by the Articles on the rights of non-resident or foreign members to hold or exercise voting rights on the Company’s shares. In addition, there are no provisions in the Articles governing the ownership threshold above which member ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, the Company’s board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, or other rights or restrictions.

Inspection of Books and Records

Holders of shares have no general right under Cayman Islands law to inspect or obtain copies of the Company’s register of members or the Company’s corporate records.

Waiver of Certain Corporate Opportunities

The Articles provide for a waiver of the obligation to provide business opportunities to the Company for directors, members and affiliates of members, in each case, other than an officer (including any officer that is also a director, or a member or an affiliate of such member, as the case may be) (as more particularly described in the Articles). Notwithstanding that the waiver does not apply to any officer, officers are not restricted from engaging, directly or indirectly, in other business ventures of every type and description (other than any competing business, except to the extent permitted under the Articles). No officer shall be deemed to be engaging in a competing business if such activity is: (i) approved by a majority of disinterested directors, subject to applicable law, or (ii) with respect to any investment such officer has as of the date of effectiveness of the Articles, an investment in the greater of (A) up to an additional two and one half per cent (2.5%) or (B) seven and one half per cent (7.5%) in the aggregate of the capital stock of a competing business (in each case, so long as such officer does not participate in management activities or otherwise have the ability to influence or control such competing business). This is subject to applicable law.

Directors

Appointment of Directors

Directors are elected by a majority standard, which requires the number of votes cast for the person’s appointment to exceed the number of votes cast against the person’s appointment.

Any director may in writing appoint another person to be such director’s alternate, with the alternate having the authority to act in the director’s place at any meeting at which the appointing director is unable to be present. A director may, but is not required to, appoint another director to be an alternate.

Pursuant to the Articles, members holding a majority of the then outstanding Class A ordinary shares may appoint any person to fill any director position that remains unfilled.

The Company’s Board is divided into three (3) classes designated as Class I, Class II and Class III, respectively, with directors divided as nearly as possible into thirds among the classes. Directors are assigned to each class by the Company’s Board. At our 2024 annual general meeting, the term of office of the Class II directors shall expire and the Class II directors shall be elected for a full term of three (3) years. At our 2025 annual general meeting, the term of office of the Class III directors shall expire and the Class III directors shall be elected for a full term of three (3) years. At our 2026 annual general meeting, the term of office of the Class I directors shall expire and the Class I directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. Directors hold office until the expiration of the director’s term, until a director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.

The New Investor Rights Agreement provides that Viking individually has the right to nominate four directors and Farallon individually has the right to nominate two directors.

Removal of Directors

Under the Articles, a director may be removed from office only for cause by special resolution of the Company. A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with such director’s creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns the office of director by notice in writing to the company; (iv) absents himself or herself (for the avoidance of doubt, without being represented by an alternate) from three (3) consecutive meetings of the Company’s Board without special leave of absence from the Board, and the Board passes a resolution that he or she has by reason of such absence vacated office; or (v) is prohibited, by any applicable law or relevant code applicable to the listing of shares on the NYSE, from being a director. Pursuant to the Articles, (1) members holding a majority of the then outstanding Class A ordinary shares are able to remove any director; provided that the director appointed by the board in existence prior to the consummation of the Transactions (or his or her designee) may not be removed without cause prior to the third annual general meeting of the Company following the Closing Date and (2) directors numbering at least a majority of the then appointed directors are able to remove any director for cause.

Filling Vacancies on the Board of Directors

Vacancies on the Company’s Board may be filled by the majority of the directors then in office, even if less than a quorum, or by a sole remaining director (subject to the Companies Act, applicable law, or any rights of any preference shares).

The Articles provide for the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares may by vote or written consent or direction be entitled to fill any director positions that remain unfilled by like means (and the holder(s) representing a majority of such then outstanding Class A ordinary shares may override the action of the directors to fill any vacancy).

A director appointed to fill a vacancy resulting from the death, resignation or removal of a director serves the remainder of the full term of the director whose death, resignation or removal created the vacancy and until his or her successor shall have been appointed and qualified.

Directors’ Fiduciary Duties

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different sections of members;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the members provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by member approval at general meetings.

Meetings of Members

As a Cayman Islands exempted company, we are not obliged by law to call annual general meetings. However, pursuant to the Articles, directors are elected at annual general meetings and the NYSE requires an annual meeting. Pursuant to the Articles, members holding a majority of the then outstanding Class A ordinary shares are able to call a general meeting.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A ordinary shares is Equiniti Trust Company (“Equiniti”).

Listing

Our Class A ordinary shares are currently listed on the New York Stock Exchange under the symbol “CZOO.” Under the terms of the Transaction Support Agreement, Cazoo is only required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for Class A ordinary shares for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date); provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such policies and securities laws. Accordingly, there is no assurance that the New Board will maintain a listing of the Class A ordinary shares or that the Company will remain an SEC registrant, and therefore shareholders may not be able to trade the Class A ordinary and the Class A ordinary shares may lose most or all of their value.

On September 19, 2023, we received a written notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01B of the NYSE Manual because our average global market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, our last reported shareholders’ equity was less than $50 million. We have submitted a plan to the NYSE to cure the deficiency.

On September 28, 2023, we received a written notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Manual because the average closing price of our Class A ordinary shares over a consecutive 30 trading-day period was less than $1.00. We have implemented the Reverse Stock Split to cure the minimum average closing price deficiency. On December 6, 2023, the last reported sale price of our Class A ordinary shares as reported on the New York Stock Exchange was $34.00 per Class A ordinary share.

There can be no assurance that (i) our Class A ordinary shares will remain above the minimum $1.00 average closing price going forward or (ii) the NYSE will favorably determine that we have made a reasonable demonstration of an ability to conform with the relevant standards, or that our plan will be successful and enable us to retain compliance. In addition, even if the aforementioned efforts are successful, our average global market capitalization over a consecutive 30 trading-day period could fall below $15 million despite consummation of the Transactions, which would result in an automatic suspension of our listing, subject to the Company’s ability to appeal such suspension.

See also the risk factor under the caption “The NYSE may delist our Class A ordinary shares, or our New Board could decide to voluntarily delist our Class A ordinary shares beginning March 20, 2024, which could limit investors’ ability to transact in our securities, and subject us to additional trading restrictions” in our Report on Form 6-K filed with the SEC on December 18, 2023.

New Warrants

The following description of the New Warrants contains only summary information concerning such warrants and does not purport to be complete and is qualified in its entirety by reference to the New Warrant Agreements, the forms of which are included as an exhibit to the registration statement of which this prospectus forms a part.

The terms of the New Warrants are set forth in the New Warrant Agreements, dated as of the Closing Date, by and between the Company and Equiniti, as warrant agent.

Exercisability & Exercise Price

The New Warrants are comprised of three tranches each representing the right to acquire newly issued Class A ordinary shares.

New Tranche 1 Warrants

The New Tranche 1 Warrants will become exercisable only if the Company’s equity value reaches $525 million. The New Tranche 1 Warrants are exercisable into an aggregate of up to 425,305 Class A ordinary shares at an initial exercise price of $98.75 per Class A ordinary share.

At any time after the Closing Date, if the Company’s equity value at any time exceeds $1.025 billion (and the New Tranche 2 Warrants become exercisable), then the terms of the New Tranche 1 Warrants would be modified as follows (the “Tranche 2 Event”):

●	the number of aggregate Class A ordinary shares issuable upon the exercise of the New Tranche 1 Warrants would be increased by 40,505 Class A ordinary shares (subject to adjustment pursuant to the applicable New Warrant Agreement), with such amount apportioned pro rata amongst the holders of unexercised New Tranche 1 Warrants at the time of adjustment; and

●	the exercise price of the New Tranche 1 Warrants would be adjusted to $90.17.

At any time after the Closing Date, if the Company’s equity value at any time exceeds $1.5 billion (and the New Tranche 3 Warrants become exercisable), then the terms of the New Tranche 1 Warrants would be modified as follows (the “Tranche 3 Event”):

●	the number of aggregate Class A ordinary shares issuable upon the exercise of the New Tranche 1 Warrants would be increased by 49,033 Class A ordinary shares (subject to adjustment pursuant to the applicable New Warrant Agreement), with such amount apportioned pro rata amongst the holders of unexercised New Tranche 1 Warrants at the time of adjustment; and

●	the exercise price of the New Tranche 1 Warrants would be adjusted to $81.58.

For the avoidance of doubt, only those New Tranche 1 Warrants outstanding at the time of either the Tranche 2 Event or the Tranche 3 Event would be modified as set forth above and holders would only receive their pro rata increase based on the unexercised portion of any New Tranche 1 Warrants still held.

New Tranche 2 Warrants

The New Tranche 2 Warrants will become exercisable only if the Company’s equity value reaches $1.025 billion. The New Tranche 2 Warrants are exercisable into an aggregate of up to 465,810 Class A ordinary shares at an initial exercise price of $176.04 per Class A ordinary share.

At any time after the Closing Date, in the event of the Tranche 3 Event, then the terms of the New Tranche 2 Warrants would be modified as follows:

●	the number of aggregate Class A ordinary shares issuable upon the exercise of the New Tranche 2 Warrants would be increased by 49,033 Class A ordinary shares (subject to adjustment pursuant to the applicable New Warrant Agreement), with such amount apportioned pro rata amongst the holders of unexercised New Tranche 2 Warrants at the time of adjustment; and

●	the exercise price of the New Tranche 2 Warrants would be adjusted to $159.27.

For the avoidance of doubt, only those New Tranche 2 Warrants outstanding at the time of the Tranche 3 Event would be modified as set forth above and holders would only receive their pro rata increase based on the unexercised portion of any New Tranche 2 Warrants still held.

New Tranche 3 Warrants

The New Tranche 3 Warrants will become exercisable if the Company’s equity value reaches $1.5 billion. The New Tranche 3 Warrants are exercisable into an aggregate of up to 514,843 Class A ordinary shares at an initial exercise price of $233.08 per Class A ordinary share.

Cashless Exercise

If and when the Company equity value hurdle applicable to a particular tranche of the New Warrants has been achieved, the New Warrants comprising such tranche may be cashless exercised at any time thereafter. If (i) the Class A ordinary shares are at the time of any exercise of the New Warrants not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, or (ii) at the time of any exercise of the New Warrants there is no effective registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the New Warrants, the Company may, at its option, (1) require the holder thereof to exercise such New Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) as described herein and (2) in the event the Company so elects, the Company shall use its commercially reasonable efforts to register or qualify for sale the Class A ordinary shares issuable upon such exercise under applicable blue sky laws to the extent an exemption is not available.

Duration

The New Warrants will have a five year term and will expire at the close of business on the fifth anniversary of the Closing Date.

Listing

The New Warrants will not be listed on any market or securities exchange.

Anti-Dilution Adjustments

In the event the Company engages in certain dilutive or concentrative transactions, including share dividends, share splits and consolidations and reclassifications, the exercise price and the number of Class A ordinary shares underlying the then-outstanding New Warrants will be proportionately increased or decreased.

Fundamental Transactions

In the event of any “Fundamental Transactions” (as defined in the New Warrant Agreements), generally including (i) any merger or consolidation of the Company with or into another entity, (ii) a sale of all or substantially all of our assets (taken on a consolidated basis), (iii) a tender offer or exchange offer that has been accepted by holders of 50% or more of our outstanding Class A ordinary shares, (iv) a reclassification, reorganization or recapitalization of our Class A ordinary shares, or (v) the Company consummates a transaction pursuant to which a person or group acquires more than 50% of our outstanding Class A ordinary shares, then upon any subsequent exercise of the New Warrants following consummation of the Fundamental Transaction, a holder will have the right to receive, in lieu of the Class A ordinary shares issuable upon such exercise as of immediately prior to such consummation, the amount of securities, cash or other property to which such holder would have been entitled as a holder of Class A ordinary shares upon consummation of the Fundamental Transaction as if the holder had exercised the rights represented by its New Warrants immediately prior thereto. In connection with a Fundamental Transaction, the Company will cause a successor entity to assume in writing all of the obligations of the Company under the New Warrants. However, if upon consummation of a Fundamental Transaction any tranche of the New Warrants has not become exercisable in accordance with the terms of the applicable New Warrant Agreement, then such New Warrants will be automatically canceled without further action required on the part of the Company; provided that, the Company shall promptly give notice following such cancellation by issuing a press release.

No Right as a Shareholder

Except as otherwise provided in the New Warrants or by virtue of such holder’s ownership of Class A ordinary shares, the holders of the New Warrants do not have the rights or privileges of holders of our Class A ordinary shares, including any voting rights, until they properly exercise their New Warrants.

Enforceability of Civil Liability under Cayman Islands Law

We have been advised by Maples and Calder, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize, or enforce against us, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Anti-Money Laundering—Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection—Cayman Islands

We have certain duties under the Data Protection Act, As Revised of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our members on notice that through your investment in us you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company,” “us,” “our” and “we” refers to Cazoo Group Ltd and its affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a member and/or any individuals connected with a member as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the member’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Member’s Personal Data

We, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(1)	where this is necessary for the performance of our rights and obligations under any purchase agreements;

(2)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

(3)	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to the company and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Transactions Related to the Transactions

Transaction Support Agreement

On September 20, 2023, the Company and certain of its subsidiaries entered into the Transaction Support Agreement with, among others, Alex Chesterman, our Founder and Executive Chairman, Daniel Och, one of our directors, and entities affiliated with Viking, Farallon and several other holders of Convertible Notes, regarding the Transactions. See “Description of the Transactions and the Transaction Agreements” in the Company’s Report on Form 6-K filed with the SEC on November 20, 2023 for a description of the material terms and conditions of the Transaction Support Agreement.

Interests of Directors and Executive Officers in the Exchange Offer

None of the directors, executive officers or affiliates of the Company owned, prior to the Exchange Offer, any Convertible Notes, other than three entities affiliated with Daniel Och, a director of the Company, which collectively owned $15 million of the Convertible Notes (2.3% of the total amount of Convertible Notes outstanding). The entities affiliated with Mr. Och are as follows: JADOFF Investments, LP, which owned $3 million of the Convertible Notes, WCHS Holdings 1, LLC, which owned $3 million of the Convertible Notes, and WCH 2022 Quad, LLC, which owned $9 million of the Convertible Notes. Mr. Och’s affiliates tendered their Convertible Notes in the Exchange Offer pursuant to the Transaction Support Agreement.

In addition, the Remuneration Committee of the board of directors of the Company has approved the grant of retention bonuses to certain members of management in connection with the execution of the Transaction Support Agreement. These bonuses include £225,000 to be awarded to Paul Whitehead, the Company’s chief executive officer, and £180,000 to be awarded to Paul Woolf, the Company’s chief financial officer. It is expected that these bonuses will be paid after the consummation of the transactions contemplated by the Transaction Support Agreement, including the Exchange Offer.

New Investor Rights Agreement

In connection with the consummation of the Transactions, on December 6, 2023, the Company entered into an Investor Rights Agreement with the Consenting Noteholders, the Consenting Equityholders and several others (the “New Investor Rights Agreement”).

The New Investor Rights Agreement provides certain board nomination rights with respect to the members of the Board. As contemplated by the Transaction Support Agreement, the Board will consist of seven members. Viking has the right to nominate up to four members of the Board, with such right declining as Viking’s equity ownership decreases. As long as Viking has the right to board representation, Viking will be entitled to proportionate representation on each board committee, subject to a minimum of one member on each committee. Farallon has the right to nominate up to two members of the Board, with such right declining as Farallon’s equity ownership decreases. In the event of the resignation, death or removal of a director, the shareholders entitled to designate such director shall be entitled to nominate a new director to fill such vacancy. Further to the foregoing nomination rights, Viking and Farallon have the right to appoint an observer to the Board to attend all meetings of the Board (and any committee thereof) in a non-voting capacity and receive all notices and written documents and materials provided to the Board, subject to certain customary confidentiality obligations. In addition, the board of directors in existence prior to the consummation of the Transactions nominated one director, who was assigned to the class of directors that is subject to reelection in the third annual general meeting following the Closing Date. In the event such director resigns during his or her initial term, he or she will have the right to designate his or her successor. Such director may not be removed by the shareholders without cause prior to the third annual general meeting of the Company following the Closing Date.

The New Investor Rights Agreement also provides certain shareholders of the Company, including Alex Chesterman and affiliates of Daniel Och, with certain tag-along and preemptive rights. The tag-along rights provide that such holders will have customary tag-along rights with respect to any transfer of at least 50% of the Class A ordinary shares of the Company. The preemptive rights entitle such holders to subscribe to a pro rata portion of future issuances of equity securities of the Company made in exchange for cash, subject to customary exceptions.

On December 6, 2023, the existing Investor Rights Agreement was amended and subsequently terminated. Notwithstanding the foregoing, the New Registration Rights Agreement contains certain registration rights which had previously been in the existing Investor Rights Agreement.

New Registration Rights Agreement

On December 6, 2023, the Company, the Consenting Noteholders and certain of the Company’s existing equityholders who were party to the existing Investor Rights Agreement entered into a registration rights agreement (the “New Registration Rights Agreement”) pursuant to which the Company filed the shelf registration statement of which this prospectus forms a part registering the resale of the New Shares held by the holders of the New Notes. The New Registration Rights Agreement also provides for customary piggyback registration rights and underwritten shelf takedowns by the holders of New Notes, and provides that the Company’s existing resale shelf registration statement will remain outstanding for a specified period of time. The New Registration Rights Agreement provides that the Company will pay certain expenses relating to any registration and related offering, subject to customary exceptions, and will indemnify the holders of securities registrable pursuant to the New Registration Rights Agreement against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

The foregoing description of the New Registration Rights Agreement is not complete and is qualified in its entirety by reference to the New Registration Rights Agreement, the form of which is included as an exhibit to the registration statement of which this prospectus forms a part.

Ajax Related Person Transactions prior to the Business Combination

For purposes of this “Certain Relationships and Related Person Transactions” section, the term “Business Combination” refers to the transactions contemplated by the Business Combination Agreement, dated as of March 29, 2021, as amended by the First Amendment thereto, dated as of May 14, 2021 (the “Business Combination Agreement”), by and among Ajax I, a Cayman Islands exempted company (“Ajax”), Capri Listco, a Cayman Islands exempted company (“Capri Listco”), and Cazoo Holdings Limited, a private limited company organized under the law of England and Wales (“Cazoo Holdings”).

Founder Shares

On September 16, 2020, the Sponsor (as defined herein) paid $25,000 to cover certain offering and formation costs of Ajax in consideration for 8,855,000 Ajax Class B Shares (the “founder shares”). On September 22, 2020, Ajax effected a share capitalization resulting in an aggregate of 9,583,333 founder shares being outstanding. The Ajax Class B Shares included an aggregate of up to 1,250,000 founder shares subject to forfeiture by the Sponsor, so that the number of Ajax Class B Shares would collectively represent 10% of Ajax’s issued and outstanding shares upon the completion of Ajax’s initial public offering. On December 11, 2020, the option to exercise the remaining over-allotment balance expired and 638,990 founder shares were forfeited, resulting in an aggregate of 8,944,343 Ajax Class B Shares issued and outstanding. In connection with consummation of the Business Combination, the founder shares were cancelled and exchanged for Class B Shares, which subsequently converted into Class A ordinary shares upon closing of the Business Combination.

The Sponsor had agreed, subject to limited exceptions, not to transfer, assign or sell any of the founder shares until the earlier to occur of: (A) August 27, 2023; and (B) subsequent to completion of the Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $240.00 per share (giving effect to the reverse stock split in February 2023) (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of Ajax’s initial public offering on October 30, 2020, the Sponsor purchased an aggregate of 21,129,818 private placement warrants at a price of $1.00 per private placement warrant (for an aggregate purchase price of $21,129,818). The proceeds from the sale of the private placement warrants were added to the net proceeds from Ajax’s initial public offering held in the trust account. Upon consummation of the Business Combination the private placement warrants were cancelled and exchanged for Private Warrants, each initially exercisable to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment.

Related Party Notes

On September 16, 2020, Ajax issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which Ajax could borrow up to an aggregate principal amount of $500,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) June 30, 2021, or (ii) the consummation of Ajax’s initial public offering. The outstanding balance under the Promissory Note of $500,000 was repaid at the closing of Ajax’s initial public offering on October 30, 2020.

On March 22, 2021, Daniel Och, Ajax’s chief executive officer and chairman of Ajax’s board of directors, committed to provide Ajax with an aggregate of $1,500,000 in loans. On May 15, 2021, Daniel Och and Glenn Fuhrman, a director of Ajax, committed to provide Ajax with an aggregate of $2,000,000 in loans. On August 4, 2021, Daniel Och and Glenn Fuhrman committed to provide Ajax with an aggregate of $1,650,000 in loans. As of June 30, 2021 there were $3,500,000 of such loans outstanding. The loans were non-interest bearing, unsecured and were repaid upon consummation of the Business Combination.

Administrative Services Agreement

In October 2020 Ajax entered into an agreement (the “Administrative Services Agreement”) to pay the Sponsor up to $10,000 per month for office space, and administrative and support services. For the period from August 13, 2020 (inception) through December 31, 2020, Ajax incurred and paid $21,290, in fees for these services. For the six months ended June 30, 2021 Ajax incurred and paid $60,000, in fees for these services. The Administrative Services Agreement was terminated in connection with the closing of the Business Combination.

Cazoo Related Person Transactions prior to the Business Combination

DMGV Financing

As part of Cazoo funding rounds prior to closing of the Business Combination, DMGV Limited (“DMGV”) provided future media spend in place of cash for a portion of their investment. In July 2021, Cazoo and DMGV agreed to extend the utilization period for approximately £9.0 million of media spend through to the first half of 2024. Cazoo used £3.9 million of such media spend in the fiscal year ended December 31, 2022, £1.7 million of such media spend in the fiscal year ended December 31, 2021 and £2.0 million of such media spend in the fiscal year ended December 31, 2020.

Related Person Transactions Related to the Business Combination

Investor Rights Agreement

On August 26, 2021, the Company, Ajax I (the “Sponsor”) and the other holders party thereto (the “IRA Holders”) entered into an Investor Rights Agreement (the “Investor Rights Agreement”). The Investor Rights Agreement was amended on December 6, 2023 and subsequently terminated; however, certain registration rights in the Investor Rights Agreement are included in the New Registration Rights Agreement (see “—New Registration Rights Agreement” for more information).

Under the Investor Rights Agreement, the IRA Holders held registration rights that obligated the Company to register for resale under the Securities Act certain securities, including all of the Class A ordinary shares issued upon the conversion or exchange of any Class B ordinary shares or Class C ordinary shares held by such IRA Holder, the Existing Warrants (including any Class A ordinary shares issued or issuable upon the exercise of any such Existing Warrants) held by such IRA Holder, and any outstanding Ordinary Shares or any other equity security (including the Ordinary Shares issued or issuable upon the exercise of any other equity security) of the Company held by an IRA Holder as of August 26, 2021 (collectively, the “Registrable Securities”).

Under the Investor Rights Agreement, (i) Alex Chesterman, (ii) any of DMGV and each of its permitted transferees that is Rothermere Continuation Limited, DMGT or a controlled affiliate of DMGT holding Registrable Securities (the “DMGV Group”), or (iii) IRA Holders of a majority-in-interest of Registrable Securities held by the Sponsor Group (as such term is defined in the Investor Rights Agreement) (a “Demanding Holder”) could make a written demand for registration of all or part of their Registrable Securities on Form F-3 (or, if Form F-3 is not available to be used by the Company at such time, on Form F-1 or another appropriate form permitting registration of such Registrable Securities for resale by such Demanding Holders).

The Company also agreed to file a resale registration statement on Form F-3 (or, if Form F-3 is not available to be used by the Company at such time, on Form F-1 or another appropriate form permitting registration of such Registrable Securities for resale). The Company satisfied this obligation by filing the registration statement on September 24, 2021.

Under the Investor Rights Agreement, the Company agreed to indemnify the IRA Holders and certain persons or entities related to the IRA Holders such as their officers, directors, agents and persons who control such IRA Holder against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The IRA Holders including Registrable Securities in any registration statement or prospectus agreed to indemnify the Company, its directors and officers and agents and each person who controls (within the meaning of the Securities Act) the Company against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such IRA Holder expressly for use therein.

The existing Investor Rights Agreement was amended and terminated in connection with the consummation of the Transactions.

De-SPAC Transaction Support Agreement

Concurrently with the execution of the Business Combination Agreement, Ajax, the Company, Cazoo Holdings and holders (the “Cazoo Holdings Shareholders”) of a majority of each of Cazoo Holdings’ outstanding series A shares, series B shares, series C shares and ordinary shares (collectively, the “Cazoo Holdings Shares”) executed transaction support agreements (the “De-SPAC Transaction Support Agreements”), pursuant to which, on the terms and subject to the conditions set forth therein, each such holder agreed to, among other things (i) following the effectiveness of the Company’s registration statement on Form F-4, enter into a purchase and sale agreement for his, her or its Cazoo Holdings Shares pursuant to which, such Cazoo Holdings Shareholder sold and the Company purchased such Cazoo Holdings Shareholder’s Cazoo Holdings Shares, (ii) to the extent reasonably determined to be necessary or advisable by Ajax or Cazoo Holdings in furtherance of the Business Combination, support and vote in favor of the Business Combination Agreement, the ancillary documents to which Cazoo Holdings was a party and the transactions contemplated thereby, (iii) take any actions reasonably determined by Ajax and Cazoo Holdings to be necessary or advisable to exercise the drag along right set out in and in accordance with Cazoo Holdings’ articles of association (including delivery by such holder to Cazoo Holdings of notice of a desire to transfer its Cazoo Holdings Shares and implement the drag along right in Cazoo Holdings’ articles of association), and (iv) subject to certain exceptions, not to transfer, assign, or sell their respective Cazoo Holdings Shares, prior to the consummation of the Business Combination. In addition, Alex Chesterman and Stephen Morana, in their capacities as Cazoo Holdings Shareholders, agreed under the De-SPAC Transaction Support Agreements signed by them to only make a Standard Election or a Stock Election (as such terms are defined in the Business Combination Agreement) with respect to (i) all Cazoo Holdings Shares held by them (including such Cazoo Holdings Shares resulting from the exercise of certain options), and (ii) all their vested unapproved options.

PIPE Investment

Concurrently with the execution and delivery of the Business Combination Agreement, Capri Listco, Ajax and certain investors, including Ajax’s sponsor, Ajax I Holdings, LLC (the “Sponsor”), and Ajax’s directors and officers (collectively, the “PIPE Investors”), entered into Subscription Agreements, pursuant to which, the PIPE Investors purchased, concurrently with the closing of the Business Combination, in the aggregate, 80,000,000 Class A ordinary shares for $10.00 per share (the “PIPE Shares”), for an aggregate purchase price of $800,000,000 (the “PIPE Investment”). As part of the PIPE Investment, D1 Capital Partners Master LP, an affiliate of David Hobbs, a former director, purchased 10,000,000 PIPE Shares for $100,000,000, DMGV, an affiliate of Lord Rothermere, a former director, purchased 2,500,000 PIPE Shares for $25,000,000, entities affiliated with Anne Wojcicki purchased 750,000 PIPE Shares for $7,500,000, entities affiliated with Daniel Och purchased 13,150,000 PIPE Shares for $131,500,000, an entity affiliated with Glenn Fuhrman, a former director of Ajax, purchased 3,000,000 PIPE Shares for $30,000,000, an entity affiliated with Jim McKelvey, a former director of Ajax, purchased 1,500,000 PIPE Shares for $15,000,000, Steve Ells, a former director of Ajax, purchased 1,500,000 PIPE Shares for $15,000,000, and an entity affiliated with Kevin Systrom, a former director of Ajax, purchased 100,000 PIPE Shares for $1,000,000. In the aggregate, these investments represent approximately 40.6% of the total number of PIPE Shares issued.

Indemnification Agreements

The Company has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from indemnitee’s status as a director, officer, employee or agent of the Company or any other corporation, limited liability company, partnership or joint venture, trust or other enterprise which such person is or was serving at the Company’s request. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within 20 days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding.

Other Related Person Transactions

Convertible Notes

On February 16, 2022, we issued $630 million in aggregate principal amount of the Convertible Notes pursuant to the Indenture. D1 Capital Partners Master LP, an affiliate of David Hobbs, a former director, purchased $30 million principal amount of the Convertible Notes, and WCH 2022 Quad, LLC, WCHS Holdings 1, LLC and JADOFF Investments, LP (each an affiliate of Daniel Och) purchased $9,000,000, $3,000,000, and $3,000,000, respectively, of the Convertible Notes. These entities are party to the related Note Purchase Agreement, dated as of February 9, 2022, by and among the Company and the purchasers of Convertible Notes, and the Convertible Notes Registration Rights Agreement, dated as of February 16, 2022, by and among the Company and the holders of Convertible Notes party thereto. All of the holders of the Convertible Notes agreed in the Purchase Agreement not to sell their Convertible Notes until November 6, 2022.

On November 9, 2022, we announced that we had entered into agreements with the holders of 96% of our Convertible Notes (including D1 Capital Partners Master LP, an affiliate of David Hobbs, a former director, and WCH 2022 Quad, LLC, WCHS Holdings 1, LLC and JADOFF Investments, LP (each an affiliate of Daniel Och), pursuant to which such noteholders agreed to extend their original lock-up period from November 6, 2022 to September 30, 2023. The Company granted the noteholders a right of first refusal to participate in certain financings for cash (other than equity, except for convertible or exchangeable debt) by the Company and its subsidiaries until June 30, 2024.

The Convertible Notes and the Indenture were all satisfied and discharged on December 6, 2023.

Board Observer and Confidentiality Agreement

In connection with the issuance of the Convertible Notes, the Company entered into a Board Observer and Confidentiality Agreement (the “Board Observer Agreement”) with Viking. The Board Observer Agreement provided that, for so long as Viking or its affiliates own at least (i) $225,000,000 of the principal amount of Convertible Notes issued to Viking or (ii) 75% of the Class A ordinary shares issuable upon conversion of the Convertible Notes issued to Viking, then Viking and its affiliates may appoint an individual to act as a non-voting observer to the Company’s board of directors to attend all meetings of the board (and any committee thereof). Viking appointed an individual to act in such capacity. Viking also undertook certain customary confidentiality obligations under the Board Observer Agreement.

This agreement was terminated in accordance with its terms on December 6, 2023.

Viking Letter Agreement

In connection with the issuance of the Convertible Notes, the Company also entered into a Letter Agreement with Viking. The Letter Agreement provided that for so long as Viking or its affiliated funds owned at least $100,000,000 aggregate principal amount of Convertible Notes, subject to certain exceptions, Viking and its affiliated funds and their respective officers, directors and employees acting on their behalf could not, and could not direct any other person or entity to, directly or indirectly, enter into any short sales with respect to the Class A ordinary shares for the periods (i) between the 23-month anniversary of the date the Convertible Notes were issued through and including the 25-month anniversary of the date the Convertible Notes were issued and (ii) to the extent the Premium Fall-Away Trigger (as defined in the indenture governing the Convertible Notes) shall not have been satisfied, between the date that is the fifth business day prior to two months before the date on which the Convertible Notes mature through and including the fifth business day prior to the date on which the Convertible Notes mature.

This agreement was terminated in accordance with its terms on December 6, 2023.

Policies and Procedures for Related Person Transactions

The Company’s Board has adopted a written related person transaction policy that sets forth policies and procedures for the review and approval or ratification of related person transactions. The Company has policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and provides appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee has the responsibility to review related party transactions.

SELLING SECURITYHOLDERS

This prospectus relates to the possible resale by the selling securityholders of 4,499,721 Class A ordinary shares held by the selling securityholders.

The selling securityholders may from time to time offer and sell any or all of the Class A ordinary shares set forth below pursuant to this prospectus. When we refer to the “selling securityholders” in this prospectus, we mean the persons listed in the table below (as such table may be amended from time to time by means of an amendment to the registration statement of which this prospectus forms a part or by a supplement to this prospectus), and any donees, pledgees, distributees, transferees or other successors-in-interest that acquire any of the securities covered by this prospectus after the date of this prospectus from the named selling securityholders as a gift, pledge, distribution or other non-sale related transfer.

The table below sets forth, as of the date of this prospectus, the name of the selling securityholders for which we are registering the securities for resale to the public, and the aggregate principal amount that the selling securityholders may offer pursuant to this prospectus. Percentage of ownership set forth in the table below is based on an estimated 4,891,002 Class A ordinary shares outstanding after giving effect to the Reverse Stock Split and subject to change as a result of related rounding. In accordance with SEC rules, individuals and entities below are shown as having beneficial ownership over shares they own or have the right to acquire within 60 days, as well as shares for which they have the right to vote or dispose of. Also in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, shares which a person has the right to acquire within 60 days are included both in that person’s beneficial ownership as well as in the total number of shares issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons.

We cannot advise you as to whether the selling securityholders will in fact sell any or all of such securities. In addition, the selling securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Class A ordinary shares in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus, subject to applicable law.

Selling securityholder information for any additional selling securityholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such selling securityholder’s securities pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each selling securityholder and the number of Class A ordinary shares registered on its behalf. A selling securityholder may sell all, some or none of such securities in this offering. See “Plan of Distribution.”

Except as indicated by the footnotes below, we believe that the persons named below have sole voting and dispositive power with respect to all Class A ordinary shares that they beneficially own. The shares owned by the persons named below do not have voting rights different from the shares owned by other holders.

	Class A Shares Beneficially Owned Prior to	Number of New Shares Being	Class A Ordinary Shares Beneficially Owned After the New Shares are Sold
Name of Selling Securityholder	the Offering	Offered	Shares	Percent
Viking Global Entities(1)	2,142,728	2,142,728	—	—
Farallon Capital Partners, L.P.(2)	107,565	107,565	—	—
Farallon Capital Institutional Partners, L.P.(2)	139,848	139,848	—	—
Four Crossings Institutional Partners V, L.P.(2)	23,284	23,284	—	—
Farallon Capital Institutional Partners II, L.P.(2)	32,069	32,069	—	—
Farallon Capital Offshore Investors II, L.P.(2)	341,193	341,193	—	—
Farallon Capital F5 Master I, L.P.(2)	41,926	41,926	—	—
Farallon Capital (AM) Investors, L.P.(2)	14,713	14,713	—	—
Farallon Capital Institutional Partners III, L.P.(2)	13,642	13,642	—	—
94th Investment Company LLC (3)	364,400	357,121	7,279	*
Inherent ESG Opportunity Master, LP(4)	224,986	224,986	—	—
Inherent Credit Opportunities Master, LP(5)	39,283	39,283	—	—
Inherent Private Opportunities 2021, LP(6)	92,851	92,851	—	—
Senator Global Opportunity Master Fund L.P.(7)	232,129	232,129	—	—
D1 Capital Partners Master LP(8)	214,272	214,272	—	—
Westbourne River Event Master Fund(9)	107,988	105,556	2,432	*
Blackwell Partners LLC – Series A(10)	74,670	73,004	1,666	*
Tru Arrow Technology Partners I, LP(11)	71,424	71,424	—	—
Arleon LLC A Series of Virtu PE LLC(12)	71,424	71,424	—	—
Willoughby Flagship Fund, LLC (f/k/a WCH 2022 Quad, LLC)(13)	64,281	64,281	—	—
WCHS Holdings 1, LLC(14)	22,727	21,427	1,300	*
JADOFF Investments, LP(15)	22,727	21,427	1,300	*
Chescaplq LLC(16)	56,693	53,568	3,125	*

*	Represents beneficial ownership of less than one percent.

(1)	Reflects (i) 2,099,874 Class A ordinary shares held by Viking Global Equities Master Ltd. (“VGEM”) and (ii) 42,854 Class A ordinary shares held by Viking Global Equities II LP (“VGEII” and, together with VGEM, the “Viking Global Entities”), in each case, issued pursuant to the Exchange Offer. VGEM has the power to dispose of and vote the shares directly owned by it, which power may be exercised by its investment manager, Viking Global Performance LLC (“VGP”), and by Viking Global Investors LP (“VGI”), an affiliate of VGP, which provides managerial services to VGEM. VGEII has the power to dispose of and vote the shares directly owned by it, which power may be exercised by its general partner, VGP, and by VGI, which provides managerial services to VGEII. O. Andreas Halvorsen, David C. Ott and Rose S. Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI) and VGP, have shared power to direct the voting and disposition of investments beneficially owned by VGI and VGP. The business address of each of the Viking Global Entities is c/o Viking Global Investors LP, 600 Washington Boulevard, Stamford, CT 06901.

(2)	Reflects (i) 107,565 Class A ordinary shares held by Farallon Capital Partners, L.P., (ii) 139,848 Class A ordinary shares held by Farallon Capital Institutional Partners, L.P., (iii) 23,284 Class A ordinary shares held by Four Crossings Institutional Partners V, L.P., (iv) 32,069 Class A ordinary shares held by Farallon Capital Institutional Partners II, L.P., (v) 341,193 Class A ordinary shares held by Farallon Capital Offshore Investors II, L.P., (vi) 41,926 Class A ordinary shares held by Farallon Capital F5 Master I, L.P., (vii) 14,713 Class A ordinary shares held by Farallon Capital (AM) Investors, L.P., and (viii) 13,642 Class A ordinary shares held by Farallon Capital Institutional Partners III, L.P., in each case, issued pursuant to the Exchange Offer. Farallon Partners, L.L.C. (“FPLLC”), as the general partner of each of Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Offshore Investors II, L.P., Farallon Capital (AM) Investors, L.P. and Farallon Capital Institutional Partners III, L.P., (collectively, the “FPLLC Entities”), may be deemed to beneficially own such Class A ordinary shares held by each of the FPLLC Entities. Farallon F5 (GP), L.L.C. (“F5MI GP”), as the general partner of Farallon Capital F5 Master I, L.P. (“F5MI”), may be deemed to beneficially own such shares held by F5MI. Farallon Institutional (GP) V, L.L.C. (“FCIP V GP”), as the general partner of Four Crossings Institutional Partners V, L.P. (“FCIP V”), may be deemed to beneficially own such shares held by FCIP V. Each of Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, Varun N. Gehani, Nicolas Giauque, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly (collectively, the “Farallon Managing Members”), as a (i) managing member or senior managing member, as the case may be, of FPLLC or (ii) manager or senior manager, as the case may be, of F5MI GP and FCIP V GP, in each case with the power to exercise investment discretion, may be deemed to beneficially own such shares held by the FCPLLC Entities, F5MI or FCIP V. Each of FPLLC, F5MI GP, FCIP V GP and the Farallon Managing Members disclaims beneficial ownership of any such shares. The address of each of the entities and individuals referenced in this footnote is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, CA 94111.

(3)	Reflects 364,400 Class A ordinary shares issued pursuant to the Exchange Offer held by 94th Investment Company LLC (“94th Investment”). 94th Investment is a restricted scope company incorporated under the laws of Abu Dhabi Global Market. Hani Barhoush, Matt Hurn and Matt Ryan, as the directors of 94th Investment have the power to vote or dispose of the securities held by 94th Investment. The business address of 94th Investment is 2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(4)	Reflects 224,986 Class A ordinary shares issued in the Exchange Offer. Inherent Group, LP (“IG”) is the investment manager to Inherent ESG Opportunity Master, LP (“IEOM”) and may be deemed to have voting and dispositive power with respect to the shares. Anthony Davis is the Chief Investment Officer of IG and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by IEOM. Such person disclaims beneficial ownership of the shares held by IEOM except to the extent of his pecuniary interest therein. The business address of IEOM is 530 Fifth Avenue, Suite 702, New York, NY 10036.

(5)	Reflects 39,283 Class A ordinary shares issued in the Exchange Offer. IG is the investment manager of Inherent Credit Opportunities Master, LP (“ICOM”) and may be deemed to have voting and dispositive power with respect to the shares. Anthony Davis is the Chief Investment Officer of IG and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by ICOM. Such person disclaims beneficial ownership of the shares held by ICOM except to the extent of his pecuniary interest therein. The business address of ICOM is 530 Fifth Avenue, Suite 702, New York, NY 10036.

(6)	Reflects 92,851 Class A ordinary shares issued in the Exchange Offer. IG is the investment manager of Inherent Private Opportunities 2021, LP (“IPO21”) and may be deemed to have voting and dispositive power with respect to the shares. Anthony Davis is the Chief Investment Officer of IG. and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by IPO21. Such person disclaims beneficial ownership of the shares held by IPO21 except to the extent of his pecuniary interest therein. The business address of IPO21 is 530 Fifth Avenue, Suite 702, New York, NY 10036.

(7)	Reflects 232,129 Class A ordinary shares issued in the Exchange Offer. Senator Investment Group LP (“Senator”), is investment manager of Senator Global Opportunity Master Fund LP, and may be deemed to have voting and dispositive power with respect to the shares. Douglas Silverman controls a Delaware limited liability company that may be deemed to have voting and dispositive power with respect to the shares held by this selling shareholder. Mr. Silverman disclaims beneficial ownership of the shares held by the selling shareholder. The address for this selling shareholder is 510 Madison Avenue, 28th Floor, New York, NY 10022.

(8)	Reflects 214,272 Class A ordinary shares issued in the Exchange Offer. D1 Capital Partners L.P., a registered investment adviser, serves as the investment manager of private investment vehicles and accounts, including D1 Capital Partners Master LP, and may be deemed to beneficially own the Class A ordinary shares held by D1 Capital Partners Master LP. Daniel Sundheim indirectly controls D1 Capital Partners L.P. and may be deemed to beneficially own the Class A ordinary shares held by D1 Capital Partners Master LP. Daniel Sundheim serves as the director and president of D1 Capital Holding Inc., which is the managing member of D1 Capital Management LLC, which is the general partner of D1 Capital Partners L.P. The principal business address of the foregoing entities and persons is 9 West 57th Street, New York, NY 10019.

(9)	Reflects (i) 2,432 Class A ordinary shares and (ii) 105,556 Class A ordinary shares issued in the Exchange Offer held by Westbourne River Event Master Fund (“Westbourne”). TFG Asset Management UK LLP (“TFG”) is the investment manager of Westbourne and, therefore, has investment and voting power over the Class A ordinary shares held by Westbourne. Reade Griffith, as the Chief Investment Officer of TFG, has the power to vote or dispose of these Class A ordinary shares. Notwithstanding the foregoing, Reade Griffith disclaims any such beneficial ownership. The business address of Westbourne is 4 Sloane Terrace, London SW1X 9DQ, United Kingdom.

(10)	Reflects (i) 1,666 Class A ordinary shares and (ii) 73,004 Class A ordinary shares issued in the Exchange Offer, in each case held by Blackwell Partners LLC – Series A (“Blackwell”). TFG is the investment manager of Blackwell and, therefore, has investment and voting power over the Class A ordinary shares held by Blackwell. Reade Griffith, as the Chief Investment Officer of TFG, has the power to vote or dispose of the securities of these Class A ordinary shares. Notwithstanding the foregoing, Reade Griffith disclaims any such beneficial ownership. The business address of Westbourne and Blackwell is 4 Sloane Terrace, London SW1X 9DQ, United Kingdom.

(11)	Reflects 71,424 Class A ordinary shares issued pursuant to the Exchange Offer. Glenn Fuhrman and James Rothschild, as the co-managing members of Tru Arrow Technology General Partner LLC, have the power to vote or dispose of the securities on behalf of Tru Arrow Technology Partners I, LP. Glenn Fuhrman was the co-founder, former President and a director of Ajax. The business address of Tru Arrow Technology Partners I, LP, is 640 Park Avenue, New York, NY 10065.

(12)	Reflects (i) 3 Class A ordinary shares and (ii) 71,424 Class A ordinary shares issued pursuant to the Exchange Offer. Glenn Fuhrman, as the President of Virtru Investment Partners, the managing member of Arleon LLC, a series of Virtru PE LLC, A Delaware Series LLC, has the power to vote or dispose of the securities on behalf of Arleon LLC, a series of Virtru PE LLC, A Delaware Series LLC. Prior to the closing of the Transaction, Glenn Fuhrman was the co-founder, former President and a director of Ajax. The business address of Arleon LLC, a series of Virtru PE LLC, A Delaware Series LLC, is 640 Park Avenue, New York, NY 10065.

(13)	Reflects 64,281 Class A ordinary shares issued pursuant to the Exchange Offer. Daniel S. Och is the president of the selling shareholder and may share dispositive and voting power over the shares held by the selling shareholder. Prior to the closing of the Transactions, Daniel S. Och was a director of Cazoo and previously served as chief executive officer and chairman of Ajax. The business address of the selling shareholder is c/o Willoughby Capital Holdings, LLC, 330 Railroad Ave., Suite 101, Greenwich, CT 06830.

(14)	Reflects (i) 1,300 Class A ordinary shares and (ii) 21,427 Class A ordinary shares issued pursuant to the Exchange Offer. Daniel S. Och is the president of the selling shareholder and may share dispositive and voting power over the shares held by the selling shareholder. Prior to the closing of the Transactions, Daniel S. Och was a director of Cazoo and previously served as chief executive officer and chairman of Ajax. The business address of the selling shareholder is c/o Willoughby Capital Holdings, LLC, 330 Railroad Ave., Suite 101, Greenwich, CT 06830.

(15)	Reflects (i) 1,300 Class A ordinary shares and (ii) 21,427 Class A ordinary shares issued pursuant to the Exchange Offer. Daniel S. Och is the sole member of the general partner of the selling shareholder and may share dispositive and voting power over the shares held by the selling shareholder. Prior to the closing of the Transactions, Daniel S. Och was a director of Cazoo and previously served as chief executive officer and chairman of Ajax. The business address of the selling shareholder is c/o Willoughby Capital Holdings, LLC, 330 Railroad Ave., Suite 101, Greenwich, CT 06830.

(16)	Includes (i) 3,125 Class A ordinary shares issuable upon exercise of Existing Warrants and (ii) 53,568 Class A ordinary shares issued pursuant to the Exchange Offer. Traci Lerner controls the managing member of the selling securityholder and may be deemed to have voting and dispositive power over the shares held by Chescaplq LLC. The business address of Chescaplq LLC is 2800 Quarry Lake Drive, Suite 300, Baltimore, MD 21209.

Material Relationships with Selling Securityholders

Please see the section entitled “Certain Relationships and Related Person Transactions.”

PLAN OF DISTRIBUTION

We are registering the resale of 4,499,721 Class A ordinary shares by the selling securityholders. We will not receive any of the proceeds from the resale of the securities by the selling securityholders. The aggregate proceeds to the selling securityholders will be the purchase price of the securities less any discounts and commissions borne by the selling securityholders.

The selling securityholders will pay any discounts and commissions and expenses incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling securityholders in disposing of the securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees and fees and expenses of our counsel and our independent registered public accountants.

The securities beneficially owned by the selling securityholders covered by this prospectus may be offered and sold from time to time by the selling securityholders. The term “selling securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. Each selling securityholder reserves the right to accept and, together with its respective agents, to reject, any proposed purchase of securities to be made directly or through one or more underwriters, broker-dealers or agents. The selling securityholders and any of their permitted transferees may sell their securities offered by this prospectus on any stock exchange, market or trading facility on which the securities are traded or in private transactions. If underwriters are used in the sale, such underwriters will acquire the shares for their own account. These sales may be at a fixed price or varying prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if any of the securities are purchased.

Subject to the limitations set forth in any applicable registration rights agreement, the selling securityholders may use any one or more of the following methods when selling the securities offered by this prospectus:

●	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	an over-the-counter distribution in accordance with the rules of the NYSE (in the case of the Class A ordinary shares);

●	through trading plans entered into by a selling securityholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

●	to or through underwriters or broker-dealers;

●	in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices,

at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

●	directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;

●	through loans or pledges of the securities, including to a broker-dealer or an affiliate thereof;

●	by entering into transactions with third parties who may (or may cause others to) issue securities convertible or exchangeable into, or the return of which is derived in whole or in part from the value of, our securities;

●	in options transactions;

●	through a combination of any of the above methods of sale; or

●	any other method permitted pursuant to applicable law.

In addition, a selling securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. To the extent that such members, partners, or shareholders, or other similar persons, are not affiliates of ours, such members, partners or shareholders, or other similar persons, would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

There can be no assurance that the selling securityholders will sell all or any of the securities offered by this prospectus. In addition, the selling securityholders may also sell securities under Rule 144 under the Securities Act, if available, or in other transactions exempt from registration, rather than under this prospectus. The selling securityholders have the sole and absolute discretion not to accept any purchase offer or make any sale of securities if they deem the purchase price to be unsatisfactory at any particular time.

The selling securityholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by a selling securityholder that a donee, pledgee, transferee, other successor-in-interest intends to sell our securities, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a selling securityholder.

If the selling securityholder uses an underwriter or underwriters for any offering, we will name them, and set forth the terms of the offering, in a prospectus supplement pertaining to such offering and, except to the extent otherwise set forth in such prospectus supplement, the selling securityholder will agree in an underwriting agreement to sell to the underwriter(s), and the underwriter(s) will agree to purchase from the selling securityholder, the number of our Class A ordinary shares set forth in such prospectus supplement. Any such underwriter(s) may offer our Class A ordinary shares from time to time for sale in one or more transactions on the NYSE (in the case of the Class A ordinary shares), in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The underwriter(s) may also propose initially to offer our Class A ordinary shares to the public at fixed public offering prices set forth on the cover page of the applicable prospectus supplement. The underwriter(s) may be granted an option, exercisable for 30 days after the date of the applicable prospectus supplement, to purchase additional Class A ordinary shares from the selling securityholder. In connection with an underwritten offering, we, our directors and officers, and/or other holders of our Class A ordinary shares may agree with the underwriter(s), subject to certain exceptions, not to dispose of or hedge any Class A ordinary shares or securities convertible into or exchangeable for Class A ordinary shares for a period of time after such offering. We will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

With respect to a particular offering of the securities held by the selling securityholders, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is part, will be prepared and will set forth the following information:

●	the specific securities to be offered and sold;

●	the names of the selling securityholders;

●	the respective purchase prices and public offering prices, the proceeds to be received from the sale, if any, and other material terms of the offering;

●	settlement of short sales entered into after the date of this prospectus;

●	the names of any participating agents, broker-dealers or underwriters; and

●	any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

In connection with distributions of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the securities short and redeliver the securities to close out such short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. Specifically, the underwriters or agents, as the case may be, may over-allot in connection with the offering, creating a short position in our securities for their own account. In addition, to cover over-allotments or to stabilize the price of our securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities in the open market. Finally, in any offering of securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a broker-dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

The selling securityholders may solicit offers to purchase the securities directly from, and they may sell such securities directly to, institutional investors or others. In this case, no underwriters or agents would be involved. The terms of any of those sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

It is possible that one or more underwriters may make a market in our securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our securities. Our Class A ordinary shares are listed on the NYSE under the symbol “CZOO.”

The selling securityholders may authorize underwriters, broker-dealers or agents to solicit offers by certain purchasers to purchase the securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we or the selling securityholders pay for solicitation of these contracts.

A selling securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any selling securityholder or borrowed from any selling securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any selling securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any selling securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission, fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement.

If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA Rule 5121, that offering will be conducted in accordance with the relevant provisions of FINRA Rule 5121.

To our knowledge, there are currently no plans, arrangements or understandings between the selling securityholders and any broker-dealer or agent regarding the sale of the securities by the selling securityholders. Upon receiving notification by a selling securityholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of securities through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file, if required by applicable law or regulation, a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act disclosing certain material information relating to such underwriter or broker-dealer and such offering.

Underwriters, broker-dealers or agents may facilitate the marketing of an offering online directly or through one of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, broker-dealer or agent, place orders online or through their financial advisors.

In offering the securities covered by this prospectus, the selling securityholders and any underwriters, broker-dealers or agents who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any discounts, commissions, concessions or profit they earn on any resale of those securities may be underwriting discounts and commissions under the Securities Act.

The underwriters, broker-dealers and agents may engage in transactions with us or the selling securityholders, may have banking, lending or other relationships with us or the selling securityholders or may perform services for us or the selling securityholders, in the ordinary course of business.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act, the Exchange Act or other federal or state law. Agents, broker-dealers and underwriters may be entitled to indemnification by us and the selling securityholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, broker-dealers or underwriters may be required to make in respect thereof.

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The following discussion is a general summary based on present law of certain U.S. federal income tax considerations relevant to U.S. Holders (as defined below) that acquire, hold or dispose of New Shares. This discussion is not a complete description of all tax considerations that may be relevant to a U.S. Holder of New Shares; it is not a substitute for tax advice. It applies only to U.S. Holders that will acquire New Shares from the selling securityholders in this offering. It also only applies to U.S. Holders that will hold their New Shares as capital assets and use the U.S. dollar as their functional currency. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of a U.S. Holder’s particular circumstances, including U.S. Holders subject to special rules, such as banks or other financial institutions, insurance companies, tax-exempt entities, dealers, traders in securities that elect to mark-to-market, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations), persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement, certain former U.S. citizens and lawful permanent residents of the United States, persons liable for the alternative minimum tax, persons that directly, indirectly or constructively, own 5% or more of the total combined voting power of the Company’s stock or of the total value of the Company’s equity interests, investors that hold New Shares in connection with a permanent establishment or fixed base outside the United States, or investors that will hold our New Shares as part of a hedge, straddle, conversion, constructive sale or other integrated financial transaction. This summary also does not address U.S. federal taxes other than the income tax (such as Medicare contribution tax on net investment income, the alternative minimum tax, or estate or gift taxes) or U.S. state and local, or non-U.S. tax laws or considerations. U.S. Holders are urged to consult their own tax advisors to determine the consequences to them in light of their particular circumstances.

As used in this section, “U.S. Holder” means a beneficial owner of New Shares that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

The U.S. federal income tax treatment of a partner in a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds New Shares generally will depend on the status of the partner and the activities of the partnership. Partnerships that hold New Shares should consult their own tax advisors regarding the specific U.S. federal income tax consequences to their partners of the partnership’s acquisition, ownership and disposition of New Shares.

U.S. HOLDERS ARE ENCOURAGED TO SEEK ADVICE FROM THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF NEW SHARES UNDER THEIR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTIONS.

Taxation of dividends and other distributions on the New Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property (other than certain pro rata distributions of ordinary stock) with respect to New Shares will be included in a U.S. Holder’s gross income as ordinary income from foreign sources when actually or constructively received. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends received from a “qualified foreign corporation” by eligible non-corporate U.S. Holders that satisfy a minimum holding period and certain other requirements generally will be taxed at the preferential rate applicable to qualified dividend income. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the NYSE will be considered readily tradable on an established securities market in the United States. There can be no assurance, however, that New Shares will be considered readily tradable on an established securities market in future years. The Company will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company Rules.”

Dividends paid in a currency other than U.S. dollars will be included in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt, whether or not the currency is converted into U.S. dollars at that time. A U.S. Holder’s tax basis in the non-U.S. currency will equal the U.S. dollar amount included in income. Any gain or loss realized on a subsequent conversion or other disposition of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss. If dividends paid in a currency other than U.S. dollars are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Taxation of dispositions of New Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on the sale or other disposition of New Shares in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the disposed New Shares. Any gain or loss will generally be capital gain or loss. Any gain or loss generally will be treated as arising from U.S. sources and will be long-term capital gain or loss if the U.S. Holder’s holding period exceeds one year. Deductions for capital loss are subject to significant limitations.

Passive Foreign Investment Company Rules

Based on the composition of the Company’s current gross assets and income and the manner in which the Company expects to operate its business in future years, the Company believes that it should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for its current taxable year and does not expect to be so classified in the foreseeable future. In general, a non-U.S. corporation will be a PFIC for any taxable year in which, taking into account a pro rata portion of the income and assets of 25% or more owned subsidiaries, either (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average quarterly value of its assets are assets that produce, or are held for the production of, passive income or which do not produce income. For this purpose, passive income generally includes, among other things and subject to various exceptions, interest, dividends, rents, royalties and gains from the disposition of assets that produce passive income. Whether the Company is a PFIC is a factual determination made annually, and the Company’s status could change depending among other things upon changes in the composition and relative value of its gross receipts and assets. Because the market value of the Company’s assets (including for this purpose goodwill) may be measured in large part by the market price of the New Shares, which is likely to fluctuate, no assurance can be given that the Company will not be a PFIC in the current year or in any future taxable year.

If the Company were a PFIC for any taxable year during a U.S. Holder’s holding period (which will include any time that such U.S. Holder owns any equity interest in the Company or rights to acquire an equity interest in the Company), such U.S. Holder would be subject to additional taxes on any excess distributions and any gain realized from the sale or other taxable disposition of New Shares (including certain pledges) regardless of whether the Company continues to be a PFIC. A U.S. Holder will have an excess distribution to the extent that distributions on New Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period, (ii) the amount allocated to the current taxable year and any year before the Company became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. If the Company is a PFIC with respect to a U.S. Holder, such U.S. Holder will generally be subject to similar rules with respect to distributions paid by, and dispositions of the stock of, any of our direct or indirect subsidiaries or any other entities in which we hold equity interests that are also PFICs (each, a “lower-tier PFIC”), as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, the U.S. Holder.

If the Company were to qualify as a PFIC, a U.S. Holder may be able to avoid some of the adverse impacts of the PFIC rules described above by electing to mark its New Shares to market annually. The election is available only if the New Shares are considered “marketable stock,” which generally includes stock that is regularly traded in more than de minimis quantities on a qualifying exchange (which includes the NYSE). If a U.S. Holder makes the mark-to-market election, any gain from marking New Shares to market or from disposing of them would be ordinary income. Any loss from marking New Shares to market would be recognized only to the extent of unreversed gains previously included in income. Loss from marking New Shares to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of mark-to-market gains previously included in income. No assurance can be given that the New Shares will be traded in sufficient frequency and quantity to be considered “marketable stock.” A valid mark-to-market election cannot be revoked without the consent of the IRS unless the New Shares cease to be marketable stock.

As an alternative, if the Company were to be treated as a PFIC, a U.S. Holder may avoid the excess distribution rules described above in respect of New Shares if the U.S Holder elects to treat the Company (for the first taxable year in which the U.S. Holder owns any New Shares) and any lower-tier PFIC (for the first taxable year in which the U.S. Holder is treated as owning an equity interest in such lower-tier PFIC) as a “qualified electing fund” (a “QEF”). If a U.S. Holder makes an effective QEF election with respect to the Company (and any lower-tier PFIC), the U.S. Holder will be required to include in gross income each year, whether or not the Company makes distributions, as capital gains, its pro rata share of the Company’s (and such lower-tier PFIC’s) net capital gains and, as ordinary income, its pro rata share of the Company’s (and such lower-tier PFIC’s) net earnings in excess of its net capital gains. U.S. Holders can make a QEF election only if the Company (and each lower-tier PFIC) provides certain information, including the amount of its ordinary earnings and net capital gains determined under U.S. tax principles. The Company has not determined whether it will provide U.S. Holders with this information if it determines that it is a PFIC.

U.S. Holders of New Shares should consult their own tax advisors concerning the Company’s possible PFIC status during their holding period and the consequences to them if the Company were classified as a PFIC for any taxable year.

Backup Withholding and Information Reporting

Dividends on New Shares and proceeds from the exchange, sale or other disposition of New Shares may be reported to the IRS unless the holder establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting. Any amount withheld may be credited against the holder’s U.S. federal income tax liability subject to certain rules and limitations. U.S. Holders should consult with their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Certain non-corporate U.S. Holders are required to report information with respect to investments in New Shares that are not held through an account with a domestic financial institution. U.S. Holders that fail to report required information could become subject to substantial penalties. Potential investors are encouraged to consult with their own tax advisors about these and any other reporting obligations arising from their investment in New Shares.

THE FOREGOING DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT ADDRESS ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR U.S. HOLDER’S INDIVIDUAL CIRCUMSTANCES. MOREOVER, ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF NEW SHARES IN LIGHT OF THEIR PARTICULAR SITUATION.

Cayman Islands Taxation

The following is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law. You should consult your professional advisers on the possible tax consequences of buying, holding or selling any Class A ordinary shares under the laws of their country of citizenship, residence or domicile.

Under Existing Cayman Islands Laws

The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. No withholding will be required on any payments made by the Company pursuant to the Transactions.

Stamp duty may be payable if any document is executed in or brought into the Cayman Islands or produced before the courts of the Cayman Islands.

The Company has received an undertaking from the Financial Secretary of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the Company.

LEGAL MATTERS

The validity of the Class A ordinary shares under Cayman Islands law has been passed upon by Maples and Calder.

EXPERTS

The consolidated financial statements of Cazoo Group Ltd appearing in Cazoo Group Ltd’s Annual Report (Form 20-F) for the year-ended December 31, 2022 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 2.7 to the consolidated financial statements) included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements given on the authority of such firm as experts in accounting and auditing.

The registered office of Ernst & Young LLP is 1 More London Place, London, SE1 2AF, United Kingdom.

EXPENSES

The following table sets forth the fees and expenses payable by us in connection with the sale and distribution of the securities being registered hereby.

Amount
SEC registration fee(1)		$24,095.69
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*
Total	$	*

(1)	The SEC registration fee has been offset by an unused filing fee paid in connection with Cazoo’s previously-filed Registration Statement on Form F-1 (File No: 333-259778).

*	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be defined at this time.

Under agreements to which we are party with the selling securityholders, we have agreed to bear all expenses relating to the registration of the resale of the securities pursuant to this prospectus (excluding any underwriting discounts, commissions or spread).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the Securities Act. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.cazoo.co.uk. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely for informational purposes.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with or furnish to them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care, except that any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein (or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or the registration statement of which this prospectus forms a part.. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed), the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and/or information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents filed with the SEC in the future under Sections 13(a), 13(c) and 15(d) of the Exchange Act until the offerings made under this prospectus are completed:

●	our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 30, 2023;

●	the description of the securities contained in our registration statement on Form 8-A filed on August 23, 2021 pursuant to Section 12 of the Exchange Act, together with all amendments and reports filed for the purpose of updating that description;

●	any future filings on Form 20-F made with the SEC under the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus;

●	our Reports on Form 6-K, filed with the SEC on April 27, 2023 (the second Report Form 6-K filed on this date), May 22, 2023, June 21, 2023, August 1, 2023 (the second Report on Form 6-K filed on this date), August 15, 2023, September 20, 2023, October 2, 2023, October 25, 2023 (the Report on Form 6-K setting forth summary results for the third quarter of 2023), November 20, 2023 and November 21, 2023, November 24, 2023, December 5, 2023 (the second Report on Form 6-K filed on this date), December 7, 2023 and December 18, 2023; and

●	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus other than exhibits which are not specifically incorporated by reference into those documents. You can request those documents from either of the below:

40 Churchway
London, NW1 1LW
United Kingdom
+44 20 3901 3488

We have not authorized any other person to provide you with any information other than the information contained in this prospectus and the documents incorporated by reference herein. We do not take responsibility for, or provide any assurance as to the reliability of, any different or additional information. We are not making an offer to sell any securities in any jurisdiction where the offer or sale is not permitted.

CAZOO GROUP LTD

PROSPECTUS

              , 2023

PART II

Information Not Required in Prospectus

Item 8. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by a Cayman Islands court to be contrary to public policy, such as to provide indemnification against fraud or willful default or the consequences of committing a crime. Cazoo’s amended and restated memorandum and articles of association provides for indemnification of its officers and directors to the fullest extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. Cazoo will maintain insurance on behalf of its directors and executive officers.

Cazoo has entered into indemnification agreement with each of its directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Cazoo pursuant to the foregoing provisions, Cazoo has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 9. Exhibits

The following exhibits are included or incorporated by reference in this registration statement on Form F-3:

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed with the SEC on December 7, 2023).
4.1	Specimen Class A Ordinary Share Certificate of Cazoo Group Ltd (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F, Filed with the SEC on March 30, 2023).
4.2	Specimen Warrant Certificate of Cazoo Group Ltd (incorporated by reference to Exhibit 2.2 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on September 1, 2021).
4.3	Warrant Agreement, dated October 27, 2020, between Continental Stock Transfer & Trust Company and Ajax I (incorporated by reference to Exhibit 4.1 of Ajax I’s Current Report on Form 8-K filed with the SEC on October 30, 2020).
4.4	Amendment to and Assignment of Warrant Agreement, dated as of August 23, 2021, by and among Ajax I, Capri Listco, Continental Stock Transfer & Trust Company and Equiniti Trust Company (incorporated by reference to Exhibit 2.4 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on September 1, 2021).
4.5	Investor Rights Agreement, dated August 26, 2021, by and among Capri Listco, Ajax I Holdings, LLC and the other investors party thereto (incorporated by reference to Exhibit 4.7 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on September 1, 2021).
4.6	Registration Rights Agreement dated as of February 16, 2022 by and between Cazoo Group Ltd and the holders named therein (incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed with the SEC on February 16, 2022).
4.7	Registration Rights Agreement dated as of December 6, 2023 by and among Cazoo Group Ltd and the holders of the Class A ordinary shares named therein (incorporated by reference to Exhibit 99.9 to the Company’s Report on Form 6-K, filed with the SEC on December 7, 2023).
4.8	Warrant Agency Agreement dated as of December 6, 2023 by and between Cazoo Group Ltd and Equiniti Trust Company, LLC as warrant agent in respect of the New Tranche 1 Warrants (incorporated by reference to Exhibit 99.5 to the Company’s Report on Form 6-K, filed with the SEC on December 7, 2023).
4.9	Warrant Agency Agreement dated as of December 6, 2023 by and between Cazoo Group Ltd and Equiniti Trust Company, LLC as warrant agent in respect of the New Tranche 2 Warrants (incorporated by reference to Exhibit 99.6 to the Company’s Report on Form 6-K, filed with the SEC on December 7, 2023).
4.10	Warrant Agency Agreement dated as of December 6, 2023 by and between Cazoo Group Ltd and Equiniti Trust Company, LLC as warrant agent in respect of the New Tranche 3 Warrants (incorporated by reference to Exhibit 99.7 to the Company’s Report on Form 6-K, filed with the SEC on December 7, 2023).
4.11	Investor Rights Agreement dated as of December 6, 2023 by and among Cazoo Group Ltd and the holders of the Class A ordinary shares named therein (incorporated by reference to Exhibit 99.8 to the Company’s Report on Form 6-K, filed with the SEC on December 7, 2023).

5.1*	Opinion of Maples and Calder.
10.1	Business Combination Agreement, dated as of March 29, 2021, by and among Ajax I, Cazoo Holdings Limited and Capri Listco (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4/A (File No. 333-256152), filed with the SEC on July 22, 2021).
10.2	First Amendment to Business Combination Agreement, dated as of May 14, 2021, by and among Ajax I, Cazoo Holdings Limited and Capri Listco (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4/A (File No. 333-256152), filed with the SEC on July 22, 2021).
10.3	Letter Agreement, dated October 27, 2020, among Ajax I, AJAX I Holdings, LLC and Ajax I’s officers and directors (incorporated by reference to Exhibit 10.1 of Ajax I’s Form 8-K (File No. 001-39660), filed with the SEC on October 30, 2020).
10.4	Securities Subscription Agreement, dated September 16, 2020, between Ajax I and Ajax I Holdings, LLC (incorporated by reference to Exhibit 10.5 to Ajax I’s Registration Statement on Form S-1/A (File No. 333-249411), filed with the SEC on October 16, 2020).
10.5	Incentive Equity Plan (incorporated by reference to Exhibit 4.6 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on September 1, 2021).
10.6	Form of Subscription Agreement (Institutional Investor) (incorporated by reference to Exhibit 10.4 to Ajax I’s Current Report on Form 8-K (File No. 001-39660), filed with the SEC on March 29, 2021).
10.7	Form of Subscription Agreement (Other) (incorporated by reference to Exhibit 10.5 to Ajax I’s Current Report on Form 8-K (File No. 001-39660), filed with the SEC on March 29, 2021).
10.8	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-4/A (File No. 333-256152), filed with the SEC on July 22, 2021).
10.9	Transaction Support Agreement, dated as of September 20, 2023, by and between (i) Cazoo Group Ltd and certain of its subsidiaries, (ii) Viking Global Investors LP, on behalf of certain funds, accounts and entities, (iii) certain funds, accounts and entities managed or advised by Farallon Capital Management, L.L.C., (iv) certain other holders of Cazoo Group Ltd’s 2.00% Convertible Senior Notes due 2027 and (v) certain holders of the Company’s Class A ordinary shares (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on September 20, 2023).
10.10	Amendment No. 1, dated November 3, 2023, to the Transaction Support Agreement, dated as of September 20, 2023, by and between (i) Cazoo Group Ltd and certain of its subsidiaries, (ii) Viking Global Investors LP, on behalf of certain funds, accounts and entities, (iii) certain funds, accounts and entities managed or advised by Farallon Capital Management, L.L.C., (iv) certain other holders of Cazoo Group Ltd’s 2.00% Convertible Senior Notes due 2027 and (v) certain holders of the Company’s Class A ordinary shares (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on November 3, 2023).
10.11	Indenture dated as of December 6, 2023 by and among Cazoo Group Ltd, the guarantors named therein (the “Guarantors”), U.S. Bank Trust Company, National Association, as trustee, paying agent, transfer agent and notes registrar and GLAS Trust Corporation Limited as security agent (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed with the SEC on December 7, 2023).
23.1*	Consent of Ernst & Young LLP, independent public accounting firm.
23.2*	Consent of Maples and Calder (included in Exhibit 5.1).
24.1*	Power of Attorney (included on the signature page of the Registration Statement).
107*	Filing Fee Table

*	Previously filed.

Item 10. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)	That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(iii)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(iv)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(v)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(vi)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)	The undersigned Registrant undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	The undersigned Registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Amendment No. 1 to Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, United Kingdom, on the 18th day of December, 2023.

CAZOO GROUP LTD

By:	/s/ Paul Whitehead
	Name:	Paul Whitehead
	Title:	Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Paul Whitehead	Chief Executive Officer	December 18, 2023
Paul Whitehead	(Principle Executive Officer)

/s/ Paul Woolf	Chief Financial Officer	December 18, 2023
Paul Woolf	(Principal Financial and Accounting Officer)

*	Chair	December 18, 2023
Tim Isaac

*	Director	December 18, 2023
Alan Carr

*	Director	December 18, 2023
Andrew Herd

*	Director	December 18, 2023
Nicholas Pike

*	Director	December 18, 2023
Mary Reilly

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Cazoo Group Ltd, has signed this Registration Statement in the City of Newark, State of Delaware, on December 18, 2023.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director